                                                     Filed pursuant to
                                                     Rule 424(B)(4)
                                                     Registration No. 333-23869


PROSPECTUS

                                2,625,000 SHARES

                             (CENTRAL PARKING LOGO)

                                  COMMON STOCK

     Of the 2,625,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Central Parking Corporation (the "Company") offered hereby (the "Offering"), 1,875,000 shares are being sold by the Company and 750,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "PK." On March 12, 1998, the last reported sale price of the Common Stock was $44.06 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                                  PRICE TO              UNDERWRITING            PROCEEDS TO         PROCEEDS TO SELLING
                                   PUBLIC               DISCOUNT(1)              COMPANY(2)           SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------------
Per Share................          $44.00                  $1.98                   $42.02                  $42.02
-------------------------------------------------------------------------------------------------------------------------
Total(3).................       $115,500,000             $5,197,500             $78,787,500             $31,515,000
=========================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $500,000 payable by the Company and $200,000 payable by the Selling Shareholders.
(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $127,050,000, the total Underwriting Discount will be $5,717,250, and the total Proceeds to Company will be $89,817,750. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about March 18, 1998.
                             ---------------------

               J.C. Bradford & Co., Bear, Stearns & Co. Inc. etc.

                                 March 13, 1998

                             (Central Parking Logo)

    FOR UNITED KINGDOM PURCHASERS: This Prospectus has not been registered in the United Kingdom and, accordingly, the shares of Common Stock offered hereby may not be and are not being offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986), and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or a person to whom this Prospectus may otherwise lawfully be passed on.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING STABILIZATION AND SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[CENTRAL PARKING CORPORATION MAP OF LOCATIONS]

REGIONS                               CITIES
-------                               ------
Los Angeles             Los Angeles, Orange County (CA),
                        Phoenix

San Francisco           Oakland, Salt Lake City, San
                        Francisco, Seattle

Denver                  Denver/Colorado Springs, Des
                        Moines, Kansas City, Minneapolis-
                        St. Paul, Oklahoma City, St. Louis

Mid Western             Charleston (WV), Cincinnati,
                        Cleveland, Columbus, Indianapolis,
                        Milwaukee, Ottawa, Toronto

Nashville               Chattanooga, Knoxville,
                        Lexington/Frankfort, Louisville,
                        Memphis, Nashville(1)

Texas                   Albuquerque, Austin, Dallas, El
                        Paso, Houston, New Orleans, San
                        Antonio, Tulsa

Mexico                  Cuernavaca, Mexico City

New York                Hartford, Jersey City, New York,
                        Providence, Stamford

Atlanta                 Atlanta, Birmingham, Charleston
                        (SC), Charlotte, Columbia (SC),
                        Jackson (MS), Mobile

Florida                 Jacksonville, Miami/Ft.
                        Lauderdale, Orlando, Puerto Rico,
                        Tampa/St. Petersburg

International           United Kingdom -- Birmingham,
                        London, Oxford, Newcastle
                        Germany -- Berlin, Dresden, Frankfurt
                        Spain and Malaysia

Other                   Boston, Chicago

Kinney Acquisition      New York, Philadelphia, Boston,
                        Washington, D.C. and others

Mid-Atlantic            Baltimore, Norfolk, Philadelphia,
                        Pittsburgh, Richmond, Washington
                        (D.C.)

---------------

(1) Includes the Company's corporate headquarters in owned facilities.

OFFICE CENTERS
----------------------------------------
Picture of The Crescent(1)
Dallas, Texas

Picture of NationsBank Corporate Center(1)
Charlotte, North Carolina

Picture of One Utah Center(1)
Salt Lake City, Utah

Picture of San Felipe Plaza(1)
Houston, Texas


SPORTS/ENTERTAINMENT
-----------------------------------------
Picture of Coco Walk(1)
Miami, Florida

Picture of Fleet Center(1)
Boston, Massachusetts

Picture of Madison Square Garden(1)
New York City, New York

Picture of Turner Field(1)
Atlanta, Georgia


MIXED USE
------------------------------------------

Bellvue Place(1)
Bellvue, Washington

The Gallery at Harborplace(1)
Baltimore, Maryland

Picture of Kuala Lumpur City Centre(1)

Picture of Rockefeller Center(2)
New York City, NY


OTHER
------------------------------------------
Picture of Commerce Street(3)
Nashville, Tennessee

Picture of Heathrow Airport(2)
London, England

------------------------------------------
Picture of Hyatt Regency Crown Center(1)
Kansas City, Missouri

Picture of Larimer Square(3)
Denver, Colorado

Picture of valet parking services at a hotel

Picture of on street parking services


(1) Managed

(2) Leased

(3) Joint Venture

(4) Consulting/Managed upon Operating

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise indicates, (i) all references to the "Company" include Central Parking Corporation and its subsidiaries, and
(ii) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References to the facilities operated by the Company as of December 31, 1997 do not include facilities acquired in February 1998 in the Kinney Acquisition (as defined below). See "-- Recent Developments -- Acquisition of Kinney System Holding Corp." The Company's fiscal year ends September 30. References to fiscal years by date refer to the fiscal year ending September 30 of that year.

                                  THE COMPANY

     Central Parking Corporation (the "Company") is a leading provider of parking services operating, as of December 31, 1997, 1,834 parking facilities containing approximately 757,000 spaces in 34 states, the District of Columbia, Puerto Rico, the United Kingdom, Germany, Canada, Mexico, Malaysia, and Spain. The Company also has a business development office in the Netherlands. Including the Kinney Acquisition in February 1998, the Company currently operates approximately 2,237 parking facilities containing approximately 925,800 spaces. In each of the last five years, the Company has increased the number of facilities it operates by approximately 150 facilities, excluding acquisitions and major property purchases. The Company's leadership position in the parking industry is a result of applying professional management strategies to a fragmented industry managed largely by small local operators; developing relationships with key real estate managers and developers, including sports arena operators; understanding the needs of the parking public; applying technology to parking services; and retaining employees through formal training programs and performance-based compensation.

     The Company provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. The Company operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of December 31, 1997, the Company operated 995 parking facilities under management contracts, 781 parking facilities under leases, and owned, either independently or through joint ventures, 58 parking facilities. Including the Kinney Acquisition, the Company currently operates approximately 1,165 parking facilities under management contracts, 1,006 parking facilities under leases, and owns 66 parking facilities.

     The International Parking Institute (the "IPI") estimates that there are 35,000 parking facilities in the United States generating approximately $26.0 billion of annual revenues, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small, privately-held local and regional operators. The Company believes that it has the opportunity to consolidate portions of this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, the Company believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.

     The Company distinguishes itself from its competitors by combining a reputation for professional integrity and quality management with operating strategies designed to increase the revenues of parking operations for its clients. The Company's clients include some of the nation's largest owners and developers of mixed-use projects, major office building complexes, sports stadiums, and hotels, as well as several municipalities. Parking facilities operated by the Company include, among others, certain terminals operated by BAA Heathrow International Airport (London), the Prudential Center (Boston), One Penn Plaza (New York), Ericsson Stadium (Charlotte), Busch Stadium (St. Louis), Reunion Arena (Dallas), Coors Field (Denver), Cinergy Field (Cincinnati), Turner Stadium (Atlanta), and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department Stores, Equity Office Properties, and Crescent Real Estate.

     The Company's growth strategy is to increase revenues and profitability by
(i) increasing its market share through take-aways of competitors' contracts, winning new management and lease contracts, purchasing properties, and nurturing relationships with large real estate developers and asset managers; (ii) continuing to pursue strategic acquisitions of other parking service companies; and (iii) expanding its international activity, principally through joint venture arrangements and consulting engagements. In addition, the Company intends to achieve operating efficiencies through economies of scale by leveraging its corporate infrastructure and its established presence in local markets. Management also believes that privatization of parking and parking-related services will provide significant opportunities in the future.

     Central Parking Corporation's principal executive offices are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, and its telephone number at that address is (615) 297-4255.

                              RECENT DEVELOPMENTS

ACQUISITION OF DIPLOMAT PARKING CORPORATION

     On October 1, 1997, subsequent to its fiscal year end, the Company acquired the stock and certain assets of Diplomat Parking Corporation ("Diplomat") for approximately $21.7 million in cash and notes (the "Diplomat Acquisition"). The acquisition was financed through the Company's revolving credit facility. As of September 30, 1997, Diplomat operated 164 parking facilities containing approximately 37,000 parking spaces, located primarily in Washington, D.C. and Baltimore, Maryland.

ACQUISITION OF KINNEY SYSTEM HOLDING CORP.

     On February 12, 1998, the Company acquired Kinney System Holding Corp. ("Kinney"), a privately-held company headquartered in New York City, which the Company believes is the largest operator of parking facilities in the New York City metropolitan area and one of the largest parking companies in the Northeastern United States (the "Kinney Acquisition" and, collectively with the Diplomat Acquisition, the "Acquisitions"). Kinney has been in the parking business for over 60 years. In addition to enhancing the Company's leading market position in New York City, Kinney increases the Company's presence in a number of other major markets such as Boston, Philadelphia, and Washington, D.C. and broadens its geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania, and Virginia. Kinney provides both self-parking and valet parking services, and provides parking related services such as facility design and development and consulting services.

     Kinney currently operates 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 30,100 in Philadelphia, and 10,300 in Washington, D.C. Kinney's facility mix is comprised of 225 leased sites, 170 managed sites, and 8 owned sites. The parking facilities operated by Kinney include Yankee Stadium, the Waldorf-Astoria, Port Authority Bus Terminal, World Financial Center, and the General Motors Building in New York City, The Ritz-Carlton -- Boston, Government Center in Boston, Spectrum-Philadelphia, and the Four Seasons Hotel of Washington, D.C.

     Consideration for the Kinney Acquisition was approximately $225.0 million, including $160.3 million in cash, $37.0 million (882,422 shares) in Common Stock, and the refinancing of $27.7 million in existing Kinney debt. In addition, the Company assumed $9.4 million in capitalized leases and paid approximately $2.6 million for certain assets purchased by Kinney after the definitive purchase agreement was signed. The purchase price is subject to adjustment based on the outcome of an audit of Kinney's February 12, 1998 balance sheet. The Company financed the Kinney Acquisition with borrowings under the New Credit Facility described below.

NEW CREDIT FACILITY

     On February 11, 1998, the Company established a new credit facility (the "New Credit Facility") providing for an aggregate availability of up to $300 million consisting of a five-year $200 million revolving credit facility, including a sublimit of $25 million for standby letters of credit, and a $100 million five-year term loan, which term loan will be repaid with a portion of the proceeds of this Offering. See "Use of Proceeds." The New Credit Facility bears interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On

June 30, 1998, the interest rate on the New Credit Facility and the commitment fee on the unused portion will revert to a grid pricing based upon the achievement of various financial ratios. The New Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends payable. The Company used borrowings under the New Credit Facility to replace the Company's prior revolving credit facility and to finance the Kinney Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONCURRENT PRIVATE PLACEMENT OF CONVERTIBLE PREFERRED SECURITIES

     The Company is conducting a private placement (the "Private Placement") of 4,000,000 shares at $25.00 per share of 5.25% Convertible Trust Issued Preferred Securities (the "Convertible Preferred Securities") concurrently with this Offering pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Convertible Preferred Securities represent preferred undivided beneficial interests in the assets of Central Parking Finance Trust, a statutory business trust formed under the laws of the State of Delaware (the "Trust"). The Company will own all the common securities of the Trust ("Common Securities" and, together with the Convertible Preferred Securities, the "Trust Securities"). The Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures due 2028 (the "Convertible Debentures") of the Company. The net proceeds to the Company from the Private Placement are estimated to be approximately $96.3 million. Each Convertible Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.3125 per share) and will be convertible at the option of the holder thereof into shares of Common Stock at a conversion rate of
0.4545 shares of Common Stock for each Convertible Preferred Security (equivalent to $55.00 per share of Common Stock), subject to adjustment in certain circumstances. The Convertible Preferred Securities will not have a stated maturity date but will be subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures.

     The financial statements of the Trust will be reflected in the Company's consolidated financial statements with the Convertible Preferred Securities shown as mandatorily redeemable convertible preferred securities of trust subsidiary. The financial statement footnotes of the Company will reflect that the sole assets of the Trust are the Convertible Debentures.

     This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy the Convertible Preferred Securities. The Convertible Preferred Securities will be offered and sold in the Private Placement in the United States exclusively to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain persons outside the United States within the meaning of Regulation S under the Securities Act pursuant to a separate offering circular. The offering of the Common Stock hereby is not conditioned upon the closing of the Private Placement. No assurance can be given that the Private Placement will be consummated or, if consummated, will be on the foregoing terms. See "Risk Factors -- Private Placement of Convertible Preferred Securities" and "Description of Convertible Preferred Securities."

                                  THE OFFERING

Common Stock offered by the Company.....     1,875,000 shares

Common Stock offered by the Selling
Shareholders............................     750,000 shares

Common Stock to be outstanding after the
Offering................................     29,083,601 shares(1)

Use of proceeds by the Company..........     To repay a portion of the
                                              indebtedness outstanding under the
                                              New Credit Facility. See "Use of
                                              Proceeds."

NYSE symbol.............................     PK
---------------
(1) Does not include 807,948 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans or any shares of Common Stock issuable upon the conversion of the Convertible Preferred Securities.

       SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,                       DECEMBER 31,
                                           --------------------------------------------   ---------------------------------
                                                                             PRO FORMA                           PRO FORMA
                                                                            AS ADJUSTED                         AS ADJUSTED
                                             1995       1996       1997       1997(1)       1996       1997       1997(1)
                                           --------   --------   --------   -----------   --------   --------   -----------
STATEMENT OF EARNINGS DATA:
  Total revenues.........................  $126,155   $143,316   $222,976    $392,406     $ 41,423   $ 71,189    $105,099
  Total costs and expenses...............   112,553    126,384    195,124     356,856       36,294     62,385      93,602
  Operating earnings.....................    13,602     16,932     27,852      35,550        5,129      8,804      11,497
  Interest expense.......................        --         --      4,582       8,863            7      1,411       1,837
  Dividends on convertible preferred
    securities...........................        --         --         --       5,250           --         --       1,313
  Net gains (losses) on sales of property
    and equipment........................        81      1,192      3,137       2,319            3          2         (48)
  Earnings before income taxes...........    15,507     21,068     32,412      31,647        6,000      9,099      10,730
  Net earnings...........................     9,944     13,836     20,205      16,429        3,899      5,642       5,945
PER SHARE DATA:
  Net earnings per common share (2)(3):
    Basic................................  $   0.43   $   0.54   $   0.78    $   0.57     $   0.15   $   0.22    $   0.21
    Diluted..............................  $   0.43   $   0.53   $   0.77    $   0.56     $   0.15   $   0.21    $   0.20
  Weighted average common shares (2)(3):
    Basic................................    23,058     25,793     25,991      28,749       25,965     26,042      28,800
    Diluted..............................    23,058     26,078     26,330      29,087       26,272     26,482      29,239
  Dividends per common share (2).........        --   $   0.05   $   0.06    $   0.06     $   0.01   $   0.02    $   0.02
  Ratio of earnings to fixed charges
    (4)..................................       1.9x       2.1x       1.9x        1.4x         1.9x       1.8x        1.6x

                                                                                                  AS OF DECEMBER 31, 1997
                                                                                                  -----------------------
                                                        AS OF SEPTEMBER 30,                                    PRO FORMA
                                                   ------------------------------                                 AS
                                                     1995       1996       1997                    ACTUAL     ADJUSTED(1)
                                                   --------   --------   --------                 --------    -----------
BALANCE SHEET DATA:
  Cash and cash equivalents......................  $ 10,218   $ 28,605   $  9,979                 $ 13,288     $ 17,741
  Working capital................................     2,676     19,707     (9,231)                 (12,001)     (19,367)
  Total assets...................................    70,440    107,212    234,014                  256,744      554,998
  Long-term debt and capital lease obligations,
    less current portion.........................        --         --     73,252                   86,899      135,570
  Mandatorily redeemable convertible preferred
    securities of trust subsidiary...............        --         --         --                       --      100,000
  Shareholders' equity...........................  $ 41,360   $ 76,793   $ 96,851                 $102,203     $217,491

                                                       AS OF SEPTEMBER 30,                       AS OF DECEMBER 31,
                                           --------------------------------------------   ---------------------------------
                                                                             PRO FORMA                           PRO FORMA
                                                                            AS ADJUSTED                         AS ADJUSTED
                                             1995       1996       1997       1997(1)       1996       1997       1997(1)
                                           --------   --------   --------   -----------   --------   --------   -----------
OTHER DATA:
  Depreciation and amortization(5).......  $  2,882   $  3,420   $  5,875    $ 18,950     $    942   $  1,847    $  4,714
  Number of managed facilities...........       715        770        877       1,165          780        995       1,165
  Number of leased facilities............       485        552        709       1,006          574        781       1,006
  Number of owned facilities.............        31         37         58          66           46         58          66
                                           --------   --------   --------    --------     --------   --------    --------
    Total number of facilities...........     1,231      1,359      1,644       2,237        1,400      1,834       2,237
  Total number of parking spaces.........   475,000    546,000    699,000     925,800      581,000    757,000     925,800

---------------

(1) The pro forma as adjusted consolidated financial information reflects (i) the Acquisitions, (ii) the sale of 1,875,000 shares of Common Stock offered by the Company hereby at a public offering price of $44.00 per share and the receipt of approximately $78.3 million in net proceeds therefrom, (iii) the sale of 4,000,000 shares of Convertible Preferred Securities by the Company in the Private Placement, at an annual dividend rate of 5.25%, and the receipt of approximately $96.3 million in net proceeds therefrom, and (iv) the application of the net proceeds received from (ii) and (iii) above to reduce indebtedness under the New Credit Facility as if such transactions had been consummated on October 1, 1996 for purposes of the pro forma as adjusted consolidated statement of earnings data and on December 31, 1997 for the pro forma as adjusted consolidated balance sheet data. See "Unaudited Pro Forma Consolidated Financial Information."
(2) Reflects the recapitalization of the Company on September 29, 1995 and a three-for-two stock split in each of March 1996 and December 1997.
(3) All earnings per share data for fiscal 1995, 1996, and 1997 have been restated to reflect the Company's adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share."
(4) For purposes of this computation, fixed charges consist of interest expense and amortization of deferred financing fees, capitalized interest and one-third of rental expenses, representative of that portion of rental expenses attributable to interest and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges (other than capitalized interest, but including the amortization thereof).
(5) Depreciation and amortization is for the period then ended.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby.

INTEGRATION OF ACQUISITIONS

     The Company completed three acquisitions in fiscal 1997 and the Diplomat and Kinney acquisitions in the first two quarters of fiscal 1998. These acquisitions have substantially increased the number of persons employed by the Company, the number of facilities operated by the Company, and the geographic markets serviced by the Company. Although the Company believes that it can successfully integrate and manage acquired operations and achieve certain economies of scale, there can be no assurance that acquisitions will be integrated successfully into the Company's operations, that cost savings or operating synergies will be realized to the extent anticipated by the Company, or that the acquired operations will achieve levels of profitability that justify the Company's investments therein. Furthermore, there can be no assurance that the Company will be able to consummate parking facility or company acquisitions in the future at the rate currently expected, if at all, or, if completed, that any acquired facility or company will be successfully integrated into the Company's operations. Moreover, because of the price paid by the Company or because of the performance of acquired operations after such acquisitions, there can be no assurance that the results of the acquired operations will not be dilutive to the Company's per share earnings. Any acquisition contemplated or completed by the Company may result in adverse short-term effects on the Company's reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's financial condition and results of operations. The Company receives information regarding potential acquisitions from time to time; however, there are currently no material acquisitions which the Company believes are more likely than not to occur. See "Business -- Acquisitions."

ABILITY TO MANAGE GROWTH

     The Company intends to continue to expand its business by adding management contracts and leases and by acquiring additional parking facilities and operators. The Company's growth will be affected by the results of operations of added parking facilities which will depend upon contract terms, government licenses and approvals, and local competitive environments. The nature of licenses and approvals, and the timing and likelihood of obtaining them, vary widely from state to state and country to country. The Company's growth will also be directly affected by the Company's ability to obtain suitable financing and by the competitive environment for acquisitions. Some of the acquired operations may be located in geographic markets in which the Company has little or no presence. Successful integration and management of additional facilities will depend on a number of factors, many of which are beyond the Company's control. The Company's growth plans will also place significant demands on the Company's management and operating personnel and will require the Company to improve its operational, financial, and management information systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Growth Strategy," and "-- Operating Strategy."

DEPENDENCE ON MANAGEMENT CONTRACTS AND LEASES

     The principal sources of the Company's revenues are management contracts and leases relating to parking facilities owned by unaffiliated property owners. For fiscal 1995, 1996, and 1997, revenues from management contracts accounted for 25.2%, 23.8%, and 18.9%, respectively, and revenues from leased facilities accounted for 70.6%, 71.8%, and 74.7%, respectively, of the Company's total revenues. For the three month periods ended December 31, 1996 and 1997, revenues from management contracts accounted for 22.5% and 17.1%, respectively, and revenues from leased facilities accounted for 73.2% and 77.5%, respectively, of the Company's total revenues. Management contracts, in general, are for terms of one to three years, but are cancelable by the property owner on short notice. Leases generally are for three to ten year terms. There can be no assurance that the Company will be able to maintain or renew its management contracts and leases on favorable terms. The loss, or renewal on less favorable terms, of a substantial number of management contracts or leases could have a material adverse effect on the Company's financial condition and results of operations. Under its management contracts, the Company provides ancillary services such as insurance, accounting, equipment leasing, and consulting. A material reduction in the profit margins associated with these ancillary services provided under its management contracts, caused by, among other things, increases in costs or claims associated with, or reductions in the number of clients purchasing, insurance provided by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Litigation and Insurance."

DEPENDENCE ON PROPERTY PERFORMANCE

     The Company's revenues and profitability are dependent on the performance of the parking facilities it owns, leases, and manages. The Company's revenues from leased and owned parking facilities consist of parking fees collected by such facilities. For fiscal 1995, 1996, and 1997, revenues from leased and owned facilities accounted for 74.8%, 76.2%, and 81.1%, respectively, of the Company's total revenues. For the three month periods ended December 31, 1996 and 1997, revenues from leased and owned facilities accounted for 77.5% and 82.9%, respectively, of the Company's total revenues. The Company's leases generally require the Company to make a fixed monthly lease payment regardless of the parking fees collected. Some management contracts provide for payment to the Company based on a percentage of gross revenues generated by the parking facility. Accordingly, performance of the Company's parking facilities depends, in part, on the Company's ability to negotiate favorable contract terms, the Company's ability to control operating expenses, financial conditions prevailing generally and in areas where parking facilities are located, the nature and extent of competitive parking facilities in the area, and the real estate market generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, and local and national economic conditions. There can be no assurance that fluctuations in revenues and net earnings will not cause the market price of the Common Stock to fluctuate substantially. Results for any particular quarter may not be indicative of future results or results for the full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

CONTROL BY MR. CARELL AND FAMILY

     Upon completion of the Offering, Monroe J. Carell, Jr., Chairman and Chief Executive Officer of the Company, trusts established for the benefit of his family, and foundations controlled by Mr. Carell and his family, will beneficially own an aggregate of approximately 64.9% of the outstanding shares of Common Stock (64.3% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will have majority control of the Company and the ability to elect all members of the Board of Directors; to effect or prevent a merger or a sale of assets; to adopt, amend, or repeal the Company's Amended and Restated Charter and Bylaws; and to take certain other actions requiring the vote or consent of the Company's shareholders. See "Principal and Selling Shareholders."

VOLATILITY OF MARKET PRICE

     From time to time, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to operate its facilities profitably, add management contracts and leases and acquire new facilities at a significant rate, and operate them profitably. If the Company is unable to operate its facilities profitably or add new facilities at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that the expectations may not be realized, resulting in a decrease in the market price of the Common Stock. In addition to quarterly operating results of the Company, changes in earnings estimates by analysts, general conditions in the economy, the financial markets, or the parking industry, or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. The stock market may experience extreme price and volume fluctuations and such volatility may have a significant effect on the market price of the Common Stock for reasons unrelated to the Company's operating performance. See "Price Range of Common Stock and Dividend Policy."

COMPETITION

     The parking industry is highly competitive. The Company's competitors range from small single-lot operators to large regional and national multi-facility operators, and include municipal and other governmental entities. Some of the Company's present and potential competitors have or may obtain greater financial and marketing resources than those of the Company. Furthermore, the Company competes for qualified management personnel with other parking facility operators, with property management companies, and with property owners. There can be no assurance that the Company will not encounter increased competition in the future, due to, among other things, increased construction of parking facilities, which could limit its ability to attract customers, expand its business, or maintain profitable pricing levels, and which could have a material adverse effect on the Company's financial condition or results of operations or decrease its market share. The Company competes for acquisitions with other parking facility operators, real estate developers and real estate investment trusts. There can be no assurance that the Company will not encounter increased competition for acquisitions in the future and that such competition will not have an adverse effect on the Company's ability to complete acquisitions or on prices paid for acquisitions. See "Business -- Competition."

FOREIGN CURRENCY EXCHANGE RATES

     The Company operates in the United Kingdom, Germany, Mexico, Malaysia, Canada, and Spain, maintains a business development office in the Netherlands, and intends to expand its business in these and other international locations. For the quarter ended December 31, 1997, revenues from United Kingdom operations represented 95.9% of the revenues generated by foreign operations, excluding earnings from joint ventures. The Company receives revenues and incurs expenses in various foreign currencies in connection with its foreign operations and, as a result, the Company is subject to currency exchange rate fluctuations. The Company intends to continue to invest in foreign leased or owned parking facilities, either independently or through joint ventures, where appropriate, and may become increasingly exposed to foreign currency fluctuations. Presently, the Company has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company is highly dependent on the continued services of the Company's management team. The loss of services of one or more members of the Company's senior management team could have a material adverse effect on the Company's financial condition and results of operations. Although the Company has entered into employment agreements with, and historically has been successful in retaining the services of, its senior management, there can be no assurance that the Company will be able to retain such personnel in the future. The Company is a beneficiary of certain life insurance policies on certain key executives ranging from $100,000 to approximately $1.2 million.

ENVIRONMENTAL AND OTHER REGULATIONS

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, the Company may be potentially liable for such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it or any of its owned or operated parking facilities, there can be no assurance that a material environmental claim will not be asserted against the Company or against its owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on the Company's financial condition or results of operations.

     Various other governmental regulations affect the Company's operation of parking facilities, both directly and indirectly, including air quality laws, licensing laws, and the Americans with Disabilities Act of 1990 (the "ADA"). Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. Although management believes that the parking facilities it owns and operates are in substantial compliance with these requirements, a determination that the Company or the facility owner is not in compliance with the ADA could result in the imposition of fines or damage awards against the Company.

BENEFITS OF OFFERING TO MR. CARELL AND FAMILY

     The consummation of the Offering will cause substantial benefits to accrue to Mr. Carell and certain members of his family. Of the 2,625,000 shares being offered hereby, 750,000 shares are being offered by the Selling Shareholders which will result in the Selling Shareholders receiving estimated net proceeds from the Offering, after deduction of the underwriting discounts and estimated offering expenses payable by the Selling Shareholders, of approximately $31.3 million. The remaining shares held by the Selling Shareholders will have a market value of approximately $799.3 million. See "Principal and Selling Shareholders."

PRIVATE PLACEMENT OF THE CONVERTIBLE PREFERRED SECURITIES

     In addition to the Common Stock offered hereby, the Company is concurrently offering $100,000,000 of Convertible Preferred Securities in the Private Placement. No assurance can be given that the Private Placement will be consummated or that such securities can be sold at prices or upon terms currently contemplated by, or acceptable to, the Company. Moreover, failure to consummate this Offering and the Private Placement on the terms contemplated in this Prospectus could have an adverse effect on the Company's liquidity as it relates to the Company's ability to pursue strategic acquisitions. If the Private Placement is consummated, dividends with respect to the Common Stock will be effectively subordinated to distributions payable with respect to the Convertible Preferred Securities. See "Price Range of Common Stock and Dividend Policy." In addition, the holders of the Common Stock may experience substantial future dilution if holders of the Convertible Preferred Securities exercise their right to convert their securities into shares of the Common Stock. See "Description of Convertible Preferred Securities."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, the discussions of the Company's expectations concerning its future profitability, the discussion of the Company's strategic relationships, the Company's operating and growth strategy, including possible strategic acquisitions, and the Company's assumptions regarding certain matters, including anticipated cost savings, in preparation of the unaudited pro forma financial information. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,875,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $78.3 million (approximately $89.3 million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The net proceeds to the Company from the sale of the Convertible Preferred Securities in the Private Placement are estimated to be approximately $96.3 million.

     The Company intends to use its net proceeds from this Offering and the Private Placement to reduce the $246.5 million of outstanding indebtedness under the New Credit Facility as of March 12, 1998. The New Credit Facility is unsecured and consists of a $200 million revolving credit facility, including $25 million for standby letters of credit, and a $100 million term loan, which term loan will be repaid with the proceeds from this Offering and the Private Placement. Net proceeds in excess of $100 million will be used to reduce amounts outstanding under the New Credit Facility. All amounts outstanding under the New Credit Facility must be repaid on or before December 31, 2002. The New Credit Facility bears interest until June 30, 1998 at a rate of LIBOR plus 1.25%. As of March 12, 1998 the interest rate on the New Credit Facility was 6.88%. On June 30, 1998, the interest rate on the New Credit Facility and the commitment fee on the unused portion will revert to a grid pricing based upon the achievement of various financial ratios. The New Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends paid. The Company used the New Credit Facility to replace the Company's prior revolving credit facility and to finance the Kinney Acquisition. Following the Offering and the Private Placement and the application of the net proceeds as set forth herein, the Company anticipates that approximately $122.7 million will be available for borrowing under the New Credit Facility. The Company believes that its net proceeds from the Offering and the Private Placement, together with cash flows from operations and borrowings under the New Credit Facility, will be sufficient to finance the Company's operations for the foreseeable future.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the NYSE under the symbol "PK." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported by the NYSE.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1996
First Quarter (since the Company's initial public offering
  on October 10, 1995)......................................  $13.11   $ 8.00
Second Quarter..............................................   18.17    12.00
Third Quarter...............................................   22.75    15.83
Fourth Quarter..............................................   22.17    15.75
FISCAL 1997
First Quarter...............................................  $24.58   $21.08
Second Quarter..............................................   22.75    16.33
Third Quarter...............................................   23.25    15.92
Fourth Quarter..............................................   32.92    22.17
FISCAL 1998
First Quarter...............................................  $46.81   $31.42
Second Quarter (through March 12, 1998).....................   45.88    38.44

     On March 12, 1998, the last reported sale price of the Common Stock on the NYSE was $44.06 per share. At March 12, 1998, there were approximately 7,000 holders of the Common Stock, based on the number of record holders and the number of individual participants represented by security position listings.

     Since April 1997, the Company has distributed a quarterly cash dividend of $0.015 per share. The Company had previously declared a dividend of $0.013 per share following the end of each quarter since its initial public offering in October 1995. The Board of Directors currently intends to declare a cash dividend each quarter depending on the Company's profitability and capital necessary to finance operations and expansion. The Company reserves the right, however, to retain all or a substantial portion of its earnings to finance the operation and expansion of the Company's business. As a result, the future payment of dividends will depend upon, among other things, the Company's profitability, capital requirements, financial condition, growth, business opportunities, and other factors that the Board of Directors may deem relevant, including restrictions in any then-existing credit agreement. The New Credit Facility contains certain restrictions on the Company's ability to pay dividends; however, the Company does not believe these restrictions limit its ability to pay currently anticipated cash dividends. In addition, the Convertible Preferred Securities to be issued in the Private Placement will prohibit the payment of dividends on the Common Stock if the quarterly distributions on the Convertible Preferred Securities are not made for any reason. See "Description of Convertible Preferred Securities."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis, (ii) on a pro forma basis as if the Kinney Acquisition had occurred on such date, and (iii) on a pro forma as adjusted basis to reflect (A) the Kinney Acquisition as if it had occurred on such date, (B) the issuance and sale of the 1,875,000 shares of Common Stock offered by the Company hereby, at a public offering price of $44.00 per share, and the receipt of approximately $78.3 million in net proceeds therefrom, (C) the sale of 4,000,000 shares of Convertible Preferred Securities and the receipt by the Company of approximately $96.3 million in net proceeds therefrom, and (D) the application of the net proceeds from (B) and (C) above to reduce borrowings under the New Credit Facility as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this Prospectus and the Consolidated Financial Statements and Notes thereto incorporated herein by reference.

                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term debt and capital lease obligations, less current
  portion...................................................  $ 86,899   $310,158     $135,570
Mandatorily redeemable convertible preferred securities of
  trust subsidiary..........................................        --         --      100,000
Shareholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares
     authorized, no shares outstanding......................        --         --           --
  Common Stock, $0.01 par value, 50,000,000 shares
     authorized; 26,316,054(1) shares issued and
     outstanding, actual; 27,198,476 (1) shares issued and
     outstanding, pro forma; and 29,073,476 (1) shares
     issued and outstanding, pro forma as adjusted..........       263        272          291
  Additional paid-in capital................................    33,050     70,041      148,310
  Foreign currency translation adjustment...................       271        271          271
  Retained earnings.........................................    69,172     69,172       69,172
  Deferred compensation on restricted stock, net............      (553)      (553)        (553)
                                                              --------   --------     --------
          Total shareholders' equity........................   102,203    139,203      217,491
                                                              --------   --------     --------
          Total capitalization..............................  $189,102   $449,361     $453,061
                                                              ========   ========     ========

---------------

(1) Does not include 816,573 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans at December 31, 1997 or any shares of Common Stock issuable upon the conversion of the Convertible Preferred Securities offered in the Private Placement.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information of the Company is based on (a) the historical consolidated financial results of the Company, (b) the historical financial statements of Civic Parking, LLC ("Civic"), (c) the historical consolidated financial statements of Square Industries, Inc. ("Square"), (d) the historical financial statements of Car Park Corporation ("Car Park"), (e) the historical consolidated financial statements of Diplomat, and (f) the historical consolidated financial statements of Kinney.

     The historical consolidated balance sheet of the Company as of December 31, 1997 presents the consolidated financial position of the Company on such date. The historical consolidated balance sheet of Kinney represents the consolidated financial position of Kinney as of September 30, 1997. The unaudited pro forma consolidated balance sheet as of December 31, 1997 assumes that the Kinney Acquisition had occurred on December 31, 1997.

     The historical statement of earnings information for the year ended September 30, 1997 reflects (a) the historical results of operations of the Company for its fiscal year then ended, (b) the historical results of operations of Civic for the three month period ended December 31, 1996, (c) the historical results of operations of Square for the three month period ended December 31, 1996 and the period January 1 through January 17, 1997, (d) the historical results of operations of Car Park for the period October 1, 1996 through May 29, 1997, (e) the historical results of operations of Diplomat for the twelve month period ending September 30, 1997, and (f) the historical results of operations of Kinney for the twelve month period ending September 30, 1997. The historical statement of earnings for the quarter ended December 31, 1997 reflects the historical results of operations of the Company for the first quarter of fiscal 1998 and the historical results of operations of Kinney for the quarter ended September 30, 1997. The unaudited pro forma statement of earnings was prepared assuming that the acquisitions were consummated on October 1, 1996.

     The unaudited pro forma consolidated financial information has been prepared based on the historical financial statements of the Company and the acquired entities, reclassified as necessary to conform with the presentation used in the consolidated financial statements of the Company, and gives effect to (a) the acquisitions under the purchase method of accounting, based on preliminary allocations of the respective purchase prices with respect to the Diplomat and Kinney acquisitions, (b) the financing of the acquisitions, (c) certain estimated operational and financial combination benefits which are a direct result of the Square and Kinney acquisitions, and (d) the assumptions and adjustments which are deemed appropriate by management of the Company and which are described in the accompanying notes to the pro forma consolidated financial information.

     The pro forma as adjusted consolidated information reflects (i) the acquisitions and related financings, (ii) the sale of 1,875,000 shares of Common Stock offered by the Company hereby at a public offering price of $44.00 per share and the receipt by the Company of approximately $78.3 million in net proceeds therefrom, (iii) the sale of 4,000,000 shares of Convertible Preferred Securities by the Company in the Private Placement and the receipt by the Company of approximately $96.3 million in net proceeds therefrom, and (iv) the application of the estimated net proceeds received from (ii) and (iii) above to reduce indebtedness under the New Credit Facility, as if such transactions had been consummated on October 1, 1996 for the pro forma as adjusted consolidated statement of earnings data and on December 31, 1997 for the pro forma as adjusted consolidated balance sheet data.

     This pro forma and pro forma as adjusted consolidated financial information may not be indicative of the results that would have occurred if the acquisitions had been in effect on the dates indicated or which may be obtained in the future. Such pro forma and pro forma as adjusted consolidated financial information should be read in conjunction with historical financial statements and notes thereto, which are incorporated by reference herein. See "Information Incorporated by Reference."

                          CENTRAL PARKING CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)
                                  (UNAUDITED)

                                                                         EFFECTS OF
                                                                           KINNEY
                                                      HISTORICAL       ACQUISITION AND    PRO FORMA
                                                  ------------------       RELATED       CONSOLIDATED    OFFERING      PRO FORMA
                                                  COMPANY    KINNEY       FINANCING         TOTALS      ADJUSTMENTS   AS ADJUSTED
                                                  --------   -------   ---------------   ------------   -----------   -----------
                                                             ASSETS
Current assets:
  Cash and cash equivalents.....................   $13,288   $ 4,453      $     --         $ 17,741      $      --     $ 17,741
  Management accounts receivable................    11,164     3,717            --           14,881             --       14,881
  Accounts and current portion of notes
    receivable -- other.........................     4,790     3,212            --            8,002             --        8,002
  Prepaid expenses..............................    11,314     1,483            --           12,797             --       12,797
  Deferred income taxes.........................       981     1,185            --            2,166             --        2,166
  Due from stockholder..........................        --     2,861        (2,861)(A)           --             --           --
                                                  --------   -------      --------         --------      ---------     --------
        Total current assets....................    41,537    16,911        (2,861)          55,587             --       55,587
Investments, at amortized cost..................     4,825        --            --            4,825             --        4,825
Notes receivable, less current portion:.........    16,402        --            --           16,402             --       16,402
  Due from New York City........................        --    10,619         2,100(B)        12,719             --       12,719
  Other.........................................        --       298            --              298             --          298
Property, equipment, and leasehold improvements,
  net...........................................    80,177    27,408         7,676(B)       115,261             --      115,261
Contract rights, net............................     4,807        --            --            4,807             --        4,807
Goodwill, net...................................    51,584        --       207,724(B)       259,308             --      259,308
Investment in partnerships and joint ventures...    50,189    10,254        (5,181)(A)       61,684             --       61,684
                                                                             6,422(B)
Deferred income taxes...........................        --     5,169            --            5,169             --        5,169
Other assets....................................     7,223     6,706         1,309(C)        15,238          3,700       18,938
                                                  --------   -------      --------         --------      ---------     --------
                                                  $256,744   $77,365      $217,189         $551,298      $   3,700     $554,998
                                                  ========   =======      ========         ========      =========     ========

                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.............  $ 1,292    $ 2,309      $   (978)(C)     $  2,623      $      --     $  2,623
  Current portion of capital lease
    obligations.................................       --        831            --              831             --          831
  Accounts payable..............................   26,586      3,497            --           30,083             --       30,083
  Accrued expenses..............................   12,042     12,304          (140)(C)       27,206             --       27,206
                                                                             3,000(B)
  Management accounts payable...................    9,928         --            --            9,928             --        9,928
  Income taxes payable..........................    3,690         --            --            3,690             --        3,690
  Other current liabilities.....................       --        593            --              593             --          593
                                                  --------   -------      --------         --------      ---------     --------
        Total current liabilities...............   53,538     19,534         1,882           74,954             --       74,954
Long-term debt, less current portion............   86,899     21,667       193,023(C)       301,589       (174,588)     127,001
Capital lease obligations, less current
  portion.......................................       --      8,569            --            8,569             --        8,569
Other liabilities...............................    5,293        461            --            5,754             --        5,754
Deferred income taxes...........................    5,693         --         5,441(D)        11,134             --       11,134
Deferred compensation...........................    3,118         --            --            3,118             --        3,118
Deferred rent...................................       --      6,977            --            6,977             --        6,977
                                                  --------   -------      --------         --------      ---------     --------
        Total liabilities.......................  154,541     57,208       200,346          412,095       (174,588)     237,507
Company-obligated mandatorily redeemable
  convertible preferred securities of a
  subsidiary trust whose sole assets are the
  convertible subordinated debentures of the
  Company due 2028..............................       --         --            --               --        100,000      100,000
Shareholders' equity:
  Common Stock..................................      263         --             9(B)           272             19          291
  Additional paid-in capital....................   33,050      6,304        30,687(B)        70,041         78,269      148,310
  Foreign currency translation adjustment.......      271         --            --              271             --          271
  Retained earnings.............................   69,172     13,853       (13,853)(B)       69,172             --       69,172
  Deferred compensation on restricted stock,
    net.........................................     (553)        --            --             (553)            --         (553)
                                                  --------   -------      --------         --------      ---------     --------
        Total shareholders' equity..............  102,203     20,157        16,843          139,203         78,288      217,491
                                                  --------   -------      --------         --------      ---------     --------
                                                  $256,744   $77,365      $217,189         $551,298      $   3,700     $554,998
                                                  ========   =======      ========         ========      =========     ========

    See accompanying notes to pro forma consolidated financial information.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                         YEAR ENDED SEPTEMBER 30, 1997
     (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                    COMBINED         COMBINED                                     KINNEY
                                      COMPANY     ACQUISITIONS      PRO FORMA        PRO FORMA       KINNEY      PRO FORMA
                                     HISTORICAL   HISTORICAL(A)   ADJUSTMENTS(B)    CONSOLIDATED   HISTORICAL   ADJUSTMENTS
                                     ----------   -------------   --------------    ------------   ----------   -----------
Revenues:
  Parking..........................   $180,885       $43,980         $ (2,448)        $222,417      $120,909     $     --
  Management contracts.............     42,091         1,234               --           43,325         5,755           --
                                      --------       -------         --------         --------      --------     --------
        Total revenues.............    222,976        45,214           (2,448)         265,742       126,664           --
Costs and expenses:
  Cost of parking..................    159,904        37,243           (1,336)         195,811        98,334          167(C)
  Cost of management contracts.....     11,793           131               --           11,924         3,976           --
  Amortization of goodwill and
    noncompete agreements..........        920            --            1,249            2,169            --        6,924(D)
  Acquisition costs................         --         2,864           (2,864)              --            --           --
  General and administrative.......     22,506         9,991           (6,403)          26,094        16,305       (5,588)(E)
                                                                                                                      320(F)
                                                                                                                      297(G)
                                      --------       -------         --------         --------      --------     --------
        Total costs and expenses...    195,123        50,229           (9,354)         235,998       118,615        2,120
                                      --------       -------         --------         --------      --------     --------
  Operating earnings (loss)........     27,853        (5,015)           6,906           29,744         8,049       (2,120)
Other income (expenses):
  Interest income..................      1,842            20             (283)           1,579         1,519         (210)(H)
  Interest expense.................     (4,582)         (805)          (1,769)          (7,156)       (3,373)     (10,337)(I)
  Dividends on convertible
    preferred securities of a
    subsidiary trust...............         --            --               --               --            --           --
  Net gains (losses) on sales of
    property and equipment.........      3,137            --               --            3,137          (818)          --
  Equity in partnership and joint
    venture earnings...............      4,163            --              513            4,676         1,003         (119)(J)
  Write-off of assets..............         --        (1,169)             612             (557)           --           --
                                      --------       -------         --------         --------      --------     --------
        Earnings (loss) before
          income taxes.............     32,413        (6,969)           5,979           31,423         6,380      (12,786)
  Income tax expense...............     12,207           301             (209)          12,299         2,802       (2,535)(K)
                                      --------       -------         --------         --------      --------     --------
        Net earnings (loss)........   $ 20,206       $(7,270)        $  6,188         $ 19,124      $  3,578     $(10,251)
                                      ========       =======         ========         ========      ========     ========
Basic earnings per common share....   $   0.78
                                      ========
Diluted earnings per common
  share............................   $   0.77
                                      ========
Weighted average shares-basic......     25,991
                                      ========
Weighted average shares-diluted....     26,330
                                      ========


                                      PRO FORMA      OFFERING      PRO FORMA
                                     CONSOLIDATED   ADJUSTMENTS   AS ADJUSTED
                                     ------------   -----------   -----------
Revenues:
  Parking..........................    $343,326      $     --      $343,326
  Management contracts.............      49,080            --        49,080
                                       --------      --------      --------
        Total revenues.............     392,406            --       392,406
Costs and expenses:
  Cost of parking..................     294,312            --       294,312
  Cost of management contracts.....      15,900            --        15,900
  Amortization of goodwill and
    noncompete agreements..........       9,093            --         9,093
  Acquisition costs................          --            --            --
  General and administrative.......      37,428           123        37,551

                                       --------      --------      --------
        Total costs and expenses...     356,733           123       356,856
                                       --------      --------      --------
  Operating earnings (loss)........      35,673          (123)       35,550
Other income (expenses):
  Interest income..................       2,888            --         2,888
  Interest expense.................     (20,866)       12,003        (8,863)
  Dividends on convertible
    preferred securities of a
    subsidiary trust...............          --        (5,250)       (5,250)
  Net gains (losses) on sales of
    property and equipment.........       2,319            --         2,319
  Equity in partnership and joint
    venture earnings...............       5,560            --         5,560
  Write-off of assets..............        (557)           --          (557)
                                       --------      --------      --------
        Earnings (loss) before
          income taxes.............      25,017         6,630        31,647
  Income tax expense...............      12,566         2,652        15,218
                                       --------      --------      --------
        Net earnings (loss)........    $ 12,451      $  3,978      $ 16,429
                                       ========      ========      ========
Basic earnings per common share....    $   0.46                    $   0.57
                                       ========                    ========
Diluted earnings per common
  share............................    $   0.46                    $   0.56
                                       ========                    ========
Weighted average shares-basic......      26,874                      28,749
                                       ========                    ========
Weighted average shares-diluted....      27,212                      29,087
                                       ========                    ========

    See accompanying notes to pro forma consolidated financial information.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                      THREE MONTHS ENDED DECEMBER 31, 1997
     (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                       KINNEY
                                            COMPANY       KINNEY      PRO FORMA      PRO FORMA      OFFERING      PRO FORMA
                                           HISTORICAL   HISTORICAL   ADJUSTMENTS    CONSOLIDATED   ADJUSTMENTS   AS ADJUSTED
                                           ----------   ----------   -----------    ------------   -----------   -----------
Revenues:
  Parking................................   $59,005      $32,472       $    --        $ 91,477       $    --      $ 91,477
  Management contracts...................    12,184        1,438            --          13,622            --        13,622
                                            -------      -------       -------        --------       -------      --------
         Total revenues..................    71,189       33,910            --         105,099                     105,099
Costs and expenses:
  Cost of parking........................    51,895       27,108            42(A)       79,045            --        79,045
  Cost of management contracts...........     3,252        1,001            --           4,253            --         4,253
  Amortization of goodwill and noncompete
    agreements...........................       562           --         1,731(B)        2,293            --         2,293
  General and administrative.............     6,676        3,489        (2,334)(C)       7,980            31         8,011
                                                                            69(D)
                                                                            80(E)
                                            -------      -------       -------        --------       -------      --------
         Total costs and expenses........    62,385       31,598          (412)         93,571            31        93,602
                                            -------      -------       -------        --------       -------      --------
  Operating earnings (loss)..............     8,804        2,312           412          11,528           (31)       11,497
Other income (expenses):
  Interest income........................       497          382           (53)(F)         826            --           826
  Interest expense.......................    (1,411)        (915)       (2,512)(G)      (4,838)        3,001        (1,837)
  Dividends on convertible preferred
    securities of subsidiary trust.......        --           --            --              --        (1,313)       (1,313)
  Net gains (losses) on sales of property
    and equipment........................         2          (50)           --             (48)           --           (48)
  Equity in partnership and joint venture
    earnings.............................     1,207          424           (26)(H)       1,605            --         1,605
                                            -------      -------       -------        --------       -------      --------
         Earnings (loss) before income
           taxes.........................     9,099        2,153        (2,179)          9,073         1,657        10,730
Income tax expense.......................     3,457          859          (194)(I)       4,122           663         4,785
                                            -------      -------       -------        --------       -------      --------
         Net earnings (loss).............   $ 5,642      $ 1,294       $(1,985)       $  4,951       $   994      $  5,945
                                            =======      =======       =======        ========       =======      ========
Basic earnings per common share..........   $  0.22                                   $   0.18                    $   0.21
                                            =======                                   ========                    ========
Diluted earnings per common share........   $  0.21                                   $   0.18                    $   0.20
                                            =======                                   ========                    ========
Weighted average shares-basic............    26,042                                     26,925                      28,800
                                            =======                                   ========                    ========
Weighted average shares-diluted..........    26,482                                     27,364                      29,239
                                            =======                                   ========                    ========

    See accompanying notes to pro forma consolidated financial information.

                          CENTRAL PARKING CORPORATION

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

     The accompanying unaudited pro forma financial information presents the pro forma consolidated financial condition of Central Parking Corporation as of December 31, 1997 and the pro forma consolidated results of operations for the three months ended December 31, 1997 and the fiscal year ended September 30, 1997.

     On December 31, 1996, the Company acquired for cash 100% of the ownership units in Civic. In April, 1997, the Company sold 50% of its investment in Civic. On January 18, 1997, the Company completed the acquisition of Square, through a cash tender offer for all the outstanding shares of common stock of Square. On May 29, 1997, the Company acquired the assets and related leases of Car Park. On October 1, 1997, the Company purchased the common stock of Diplomat. The Company's historical consolidated balance sheet at December 31, 1997 reflects the acquired net assets and effects of financing of Civic, Square, Car Park, and Diplomat. On February 12, 1998, the Company completed its acquisition of Kinney. The Company's accompanying pro forma consolidated balance sheet includes the acquired net assets and effects of the related financing, as if Kinney had been acquired on December 31, 1997. The accompanying pro forma consolidated statements of earnings reflect the pro forma results of operations of the Company, as adjusted, as if each of the acquisitions had occurred on October 1, 1996.

PRO FORMA CONSOLIDATED BALANCE SHEET

     The acquisition of Kinney has been accounted for as a purchase. The aggregate purchase price and the allocation of such purchase price to the acquired net assets, based upon preliminary purchase price allocations, are as follows (in $000s):

Purchase price for common stock of Kinney...................  $225,000
Purchase price for acquisition by Kinney of partnership
  interest..................................................     2,596
Transaction costs...........................................     2,000
                                                              --------
          Total acquisition cost............................  $229,596
Assets not acquired.........................................     8,042
Elimination of stockholders' equity acquired................   (20,157)
Property, plant and equipment write-up to estimated fair
  values....................................................    (3,971)
Investment in limited liability corporation write-up to
  estimated fair value......................................    (3,826)
Recognize favorable lease rights............................    (3,705)
Note receivable write-up to fair value......................    (2,100)
Fair value of partnership interest acquired by Kinney
  between September 30, 1997 and acquisition date...........    (2,596)
Recognize estimated severance costs.........................     1,000
Recognize net deferred tax liabilities related to write-up
  of assets to fair value...................................     5,441
                                                              --------
          Excess of cost over net assets acquired
            (goodwill)......................................  $207,724
                                                              ========

     The goodwill will be amortized on a straight-line basis over 30 years. The estimated life of 30 years was selected by management after consideration of various factors, including the nature of the assets acquired, the terms of the acquired management contracts and garage leases, the expected renewal rate of such contracts and the historical renewal rate (93%) of the Company's contracts, the relatively stable operating history of the acquired owned parking facilities, the competitive environment and the relative stable nature of the industry in which the acquired business operates.

                          CENTRAL PARKING CORPORATION

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

     The adjustments reflected in the pro forma consolidated balance sheet are as follows:

          (A) To eliminate assets not acquired in connection with the purchase. The assets not acquired include the due from stockholder of $2,861,000 and certain limited partnership interests of $5,181,000.

          (B) To record the purchase of Kinney based on the preliminary allocation of the purchase price based upon estimates of fair value of the assets and liabilities acquired as set forth above, including (i) the write-up of property, plant and equipment of $3,971,000, (ii) the write-up of certain limited partnership interests to recognize the fair value of the underlying property, plant and equipment of $3,826,000, (iii) the recognition of favorable lease rights of $3,705,000, (iv) the write-up of notes receivable of $2,100,000, (v) the recognition of partnership interests acquired of $2,596,000 during the period after the historical balance sheet and before the acquisition date, (vi) the recording of transaction costs of $2,000,000, (vii) the recording of severance costs of $1,000,000, (viii) the elimination of Kinney's equity, (ix) the issuance of $37,000,000 of the Company's common stock as part of the purchase price consideration, and (x) the recording of the resultant $207,724,000 in goodwill.

          (C) To record the net increase in debt incurred to finance the acquisition and the related impact to deferred financing costs. Accrued interest of $140,000 was also written off in connection with the retirement of the Kinney debt.

          (D) To record deferred tax liabilities resulting from the write-up of assets for financial reporting purposes.

PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

  Year ended September 30, 1997

     (A) The historical financial results of the combined acquisitions presented in the unaudited pro forma consolidated statement of earnings for the year ended September 30, 1997 include the historical statements of earnings for Square for the period October 1, 1996 to January 17, 1997; Civic for the period October 1, 1996 to December 31, 1996; Car Park for the period October 1, 1996 to May 29, 1997; and Diplomat for the period October 1, 1996 to September 30, 1997.

     (B) The amounts reflected in the Combined Pro Forma Adjustments column for the year ended September 30, 1997 reflect the combined pro forma adjustments attributable to the following:

          (i) Square pro forma adjustments reflect: the impact to depreciation expense related to changes in depreciable lives and to the write-up of fixed assets to estimated fair values; the amortization of goodwill and non-compete agreements using 25 year and 5 year lives, respectively; the elimination of historical expenses incurred by Square in anticipation of the acquisition; the elimination of amortization of deferred expenses and financing costs; estimated cost savings related to general and administrative expenses, including excess personnel; interest on related acquisition financing at an average rate of 6.75%; and estimated federal and state income taxes at a combined statutory rate of 37.7%;

          (ii) Civic pro forma adjustments reflect: the elimination of 100% ownership of Civic as a result of the sale of a 50% interest and to record the 50% joint venture interest retained by the Company as equity in partnership and joint venture earnings; the elimination of historical results of operations for assets not acquired by the Company in the transaction; adjustment to depreciation for changes in depreciable lives and the write-up of fixed assets to estimated fair values; decreased interest income related to the use of cash investments in the purchase of Civic; interest expense on the related acquisition financing at an average rate of 6.75%; and estimated federal and state income taxes at a combined statutory rate of 37.7%;

                          CENTRAL PARKING CORPORATION

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

          (iii) Car Park pro forma adjustments reflect: the amortization of goodwill and non-compete agreements using 25 year and 5 year lives, respectively; interest on related acquisition financing at an average rate of 6.75%; and estimated federal and state income taxes at a combined statutory rate of 37.7%; and

          (iv) Diplomat pro forma adjustments reflect: the amortization of goodwill using a 25 year life; the elimination of expense related to compensatory stock options granted to a Diplomat stockholder in conjunction with and directly related to the acquisition of Diplomat by the Company; interest on related acquisition financing; and estimated federal and state income taxes at a combined statutory rate of 37.7%.

     The adjustments attributable to the Kinney acquisition reflected in the pro forma consolidated statement of earnings for the year ended September 30, 1997, are as follows:

          (C) To reflect the net change in depreciation resulting from the fair value adjustments.

          (D) To reflect amortization of goodwill over 30 years.

          (E) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated in connection with the Kinney acquisition.

          (F) To reflect expense associated with the five-year consulting contracts with the former shareholders of Kinney.

          (G) To reflect amortization of the deferred financing fees over the five year term of the related acquisition debt. Amortization of deferred financing fees related to debt that was repaid at closing is removed.

          (H) To reflect amortization of the adjustment to fair value on note receivable due from New York City over remaining ten year term of the note.

          (I) To reflect interest expense on acquisition-related borrowings. Interest is calculated at a rate of 6.875%. Interest expense on debt repaid at closing is removed.

          (J) To eliminate the effect of losses from equity in partnership earnings for partnerships that were not transferred in the acquisition of Kinney and to record goodwill amortization over a 30 year period relating to the $3,826,000 purchase accounting write-up on the investment in unconsolidated subsidiary acquired.

          (K) To record estimated federal and state income taxes at Kinney's statutory rate of 43.25%.

  Quarter ended December 31, 1997

          (A) To reflect the net change in depreciation resulting from the fair value adjustments.

          (B) To record amortization of the intangible assets. The goodwill is being amortized over 30 years.

          (C) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated in connection with the Kinney acquisition.

          (D) To reflect amortization of the deferred financing fees over the five year term of the related acquisition debt. Amortization of deferred financing fees related to debt that was repaid at closing is removed.

          (E) To reflect expense associated with the five-year consulting contracts with the former shareholders of Kinney.

                          CENTRAL PARKING CORPORATION

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

          (F) To reflect amortization of the adjustment to fair value on note receivable due from New York City over remaining ten year term of the note.

          (G) To reflect interest expense on acquisition related borrowings. Interest is calculated at an average rate of 6.875%.

          (H) To eliminate the effect of losses from equity in partnership earnings for partnerships that were not transferred in the acquisition of Kinney and to record goodwill amortization over a 30 year period relating to the $3,826,000 purchase accounting write-up on the investment in unconsolidated subsidiary acquired.

          (I) To record estimated federal and state income taxes at a combined statutory rate of 43.25%.

     For a detailed presentation of the components of historical results of operations of the combined acquisitions and the related combined pro forma adjustments, refer to the Form 8-K dated February 17, 1998 incorporated herein by reference.

PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL INFORMATION

     The pro forma as adjusted consolidated financial information was prepared assuming (i) the acquisitions and related financings, (ii) the sale of 1,875,000 shares of Common Stock offered by the Company at $44.00 per share, (iii) the sale of 4,000,000 shares of Convertible Preferred Securities offered by the Trust in the Private Placement at $25.00 per share, and (iv) the application of the estimated net proceeds received from (ii) and (iii) above to reduce indebtedness under the New Credit Facility (see "Use of Proceeds" included elsewhere in this Prospectus), were consummated on October 1, 1996 for the pro forma as adjusted consolidated statement of earnings data and on December 31, 1997 for the pro forma as adjusted consolidated balance sheet data.

     The Offering adjustments to derive the as adjusted consolidated balance sheet reflect (i) the net proceeds of approximately $78,287,500 from the sale of Common Stock offered by the Company, (ii) the sale of 4,000,000 shares of Convertible Preferred Securities offered by the Trust in the Private Placement at $25.00 per share, (iii) the estimated $3,700,000 in offering costs associated with the Convertible Preferred Securities, and (iv) the application of the net proceeds of approximately $174,587,500 from (i) and (ii) above to reduce indebtedness under the New Credit Facility.

     The Offering adjustments to derive the as adjusted consolidated statement of earnings for the year ended September 30, 1997 reflect (i) the estimated dividends on the Convertible Preferred Securities of $5,250,000, (ii) amortization of $123,333 of estimated offering costs, (iii) the elimination of interest expense of $12,003,000 on New Credit Facility debt repayments using an assumed interest rate of 6.875%, and (iv) the tax effect of the above adjustments.

     The Offering adjustments to derive the as adjusted consolidated statement of earnings for the three months ended December 31, 1997 reflect (i) the estimated dividends on the Convertible Preferred Securities of $1,312,500, (ii) amortization of $30,833 of estimated offering costs, (iii) the elimination of interest expense of $3,001,000 on New Credit Facility debt repayments using an assumed interest rate of 6.875%, and (iv) the tax effect of the above adjustments.

     The pro forma as adjusted consolidated diluted earnings per share calculations exclude the effect of conversion of the Convertible Preferred Securities as such assumed conversion would be anti-dilutive.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     Set forth below is selected historical and unaudited pro forma consolidated financial data of the Company for each of the periods indicated. The historical statement of earnings, per share data, the balance sheet data, and other data as of and for the years ended September 30, 1995, 1996, and 1997 were derived from the audited consolidated financial statements of the Company. The historical statement of earnings data, per share data, and other data for the three month periods ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1997 were derived from the unaudited consolidated financial statements of the Company. The historical results of operations for the three months ended December 31, 1997 are not necessarily indicative of the actual results that may be experienced for fiscal 1998. The selected unaudited pro forma financial information is not necessarily representative of what the Company's results of operations or financial position would have been had the Acquisitions in fact occurred on the respective dates set forth in the footnotes, and is not intended to project the Company's results of operations or financial position for any future period or date. The information set forth below should be read in conjunction with the Company's historical Consolidated Financial Statements and the Notes thereto incorporated by reference herein and the "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                               THREE MONTHS ENDED
                                        YEAR ENDED SEPTEMBER 30,                                  DECEMBER 31,
                         -------------------------------------------------------   -------------------------------------------
                                                                      PRO FORMA                                     PRO FORMA
                                                         PRO FORMA   AS ADJUSTED                       PRO FORMA   AS ADJUSTED
                          1995       1996       1997      1997(1)    1997(1)(2)     1996      1997      1997(1)    1997(1)(2)
                         -------   --------   --------   ---------   -----------   -------   -------   ---------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Revenues:
    Parking............  $94,383   $109,272   $180,886   $343,326     $343,326     $32,085   $59,005    $91,477      $91,477
    Management
      contract.........   31,772     34,044     42,090     49,080       49,080       9,338    12,184     13,622       13,622
                         -------   --------   --------   --------     --------     -------   -------    -------      -------
        Total
          revenues.....  126,155    143,316    222,976    392,406      392,406      41,423    71,189    105,099      105,099
  Cost and expenses:
    Cost of parking....   87,192     99,196    159,904    294,312      294,312      29,085    51,895     79,045       79,045
    Cost of management
      contracts........    9,650      9,769     11,793     15,900       15,900       2,501     3,252      4,253        4,253
    General and
      administrative...   15,711     17,419     23,427     46,521       46,644       4,708     7,238     10,273       10,304
                         -------   --------   --------   --------     --------     -------   -------    -------      -------
        Total costs and
          expenses.....  112,553    126,384    195,124    356,733      356,856      36,294    62,385     93,571       93,602
                         -------   --------   --------   --------     --------     -------   -------    -------      -------
        Operating
          earnings.....   13,602     16,932     27,852     35,673       35,550       5,129     8,804     11,528       11,497
                         -------   --------   --------   --------     --------     -------   -------    -------      -------
    Interest expense...       --         --      4,582     20,866        8,863           7     1,411      4,838        1,837
    Dividends on
      Convertible
      Preferred
      Securities.......       --         --         --         --        5,250          --        --         --        1,313
  Net gains (losses) on
    sales of property
    and equipment......       81      1,192      3,137      2,319        2,319           3         2        (48)         (48)
  Earnings before
    income taxes.......   15,507     21,068     32,412     25,017       31,647       6,000     9,099      9,073       10,730
  Income taxes.........    5,563      7,232     12,207     12,566       15,218       2,101     3,457      4,122        4,785
                         -------   --------   --------   --------     --------     -------   -------    -------      -------
  Net earnings.........  $ 9,944   $ 13,836   $ 20,205   $ 12,451     $ 16,429     $ 3,899   $ 5,642    $ 4,951      $ 5,945
                         =======   ========   ========   ========     ========     =======   =======    =======      =======

                                                                                               THREE MONTHS ENDED
                                        YEAR ENDED SEPTEMBER 30,                                  DECEMBER 31,
                         -------------------------------------------------------   -------------------------------------------
                                                                      PRO FORMA                                     PRO FORMA
                                                         PRO FORMA   AS ADJUSTED                       PRO FORMA   AS ADJUSTED
                          1995       1996       1997      1997(1)    1997(1)(2)     1996      1997      1997(1)    1997(1)(2)
                         -------   --------   --------   ---------   -----------   -------   -------   ---------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net earnings per
    common share(3)(4):
    Basic..............  $  0.43   $   0.54   $   0.78   $   0.46     $   0.57     $  0.15   $  0.22    $  0.18      $  0.21
    Diluted............  $  0.43   $   0.53   $   0.77   $   0.46     $   0.56     $  0.15   $  0.21    $  0.18      $  0.20
  Weighted average
    common
    shares(3)(4):
  Basic................   23,058     25,793     25,991     26,874       28,749      25,965    26,042     26,925       28,800
  Diluted..............   23,058     26,078     26,330     27,212       29,087      26,272    26,482     27,364       29,239
  Dividends per common
    share(3)...........       --   $   0.05   $   0.06   $   0.06     $   0.06     $  0.01   $  0.02    $  0.02      $  0.02
  Ratio of earnings to
    fixed charges(5)...      1.9x       2.1x       1.9x       1.3x         1.4x        1.9x      1.8x       1.4x         1.6x

                                                                                    AS OF DECEMBER 31, 1997
                                                       AS OF SEPTEMBER 30,        ---------------------------
                                                  -----------------------------                  PRO FORMA
                                                   1995       1996       1997      ACTUAL      AS ADJUSTED(6)
                                                  -------   --------   --------   --------     --------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................  $10,218   $ 28,605   $  9,979   $ 13,288        $ 17,741
  Working capital...............................    2,676     19,707     (9,231)   (12,001)        (19,367)
  Total assets..................................   70,440    107,212    234,014    256,744         554,998
  Long-term debt and capital lease obligations,
    less current portion........................       --         --     73,252     86,899         135,570
  Mandatorily redeemable convertible preferred
    securities of trust subsidiary..............       --         --         --         --         100,000
  Shareholders' equity..........................   41,360     76,793     96,851    102,203         217,491

                                                                                    THREE MONTHS ENDED
                                              YEAR ENDED SEPTEMBER 30,                 DECEMBER 31,
                                       --------------------------------------   ---------------------------
                                                                   PRO FORMA                     PRO FORMA
                                                                  AS ADJUSTED                   AS ADJUSTED
                                        1995     1996     1997      1997(1)     1996    1997      1997(1)
                                       ------   ------   ------   -----------   ----   ------   -----------
                                                                  (IN THOUSANDS)
OTHER DATA:
  Depreciation and amortization......  $2,882   $3,420   $5,875     $18,950     $942   $1,847     $4,714

---------------

(1) Gives effect to the Acquisitions, including the incurrence of related indebtedness, as if they had occurred on October 1, 1996. See "Unaudited Pro Forma Consolidated Financial Information."
(2) Adjusted to reflect the sale of 1,875,000 shares of Common Stock offered by the Company hereby at a public offering price of $44.00 per share and the receipt of approximately $78.3 million in net proceeds therefrom, the sale of 4,000,000 shares of the Convertible Preferred Securities in the Private Placement, at an annual dividend rate of 5.25%, and the receipt by the Company of approximately $96.3 million in net proceeds received therefrom, and the application of the net proceeds received from the Offering and the Private Placement to reduce indebtedness related to the Acquisitions as described under "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information."
(3) Reflects the recapitalization of the Company on September 29, 1995, and a three-for-two stock split effective on each of March 19, 1996 and December 12, 1997.
(4) All earnings per share data for fiscal years 1995, 1996 and 1997 has been restated to reflect the Company's adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share."
(5) For purposes of this computation, fixed charges consist of interest expense and amortization of deferred financing fees, capitalized interest and one-third of rental expenses, representative of that portion of rental expenses attributable to interest, and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges (other than capitalized interest, but including the amortization thereof).
(6) Gives effect to the Acquisitions, including the incurrence of related indebtedness, as if each had occurred on December 31, 1997. See "Unaudited Pro Forma Consolidated Financial Information."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which are incorporated by reference herein.

OVERVIEW

     The Company operates parking facilities under three types of arrangements: leases, fee ownership and management contracts.

     Parking revenues consist of the Company's revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses.

     Parking revenues from leased facilities were $89.0 million, $103.0 million and $166.6 million for fiscal 1995, 1996, and 1997, respectively. For the three months ended December 31, 1996 and 1997, parking revenues from leased facilities were $30.3 million and $55.2 million, respectively. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, the Company's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by the Company than managed facilities but generally provide a longer-term source of revenue and a greater opportunity for revenue and earnings growth. Under its leases, the Company is typically responsible for all facets of the parking operations, except for structural, mechanical, electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.

     Parking revenues from owned facilities were $5.4 million, $6.3 million and $14.3 million for fiscal 1995, 1996, and 1997, respectively. For the three months ended December 31, 1996 and 1997, parking revenues from owned facilities were $1.8 million and $3.8 million, respectively. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in facility revenue and expenses flow directly to the Company. Additionally, the Company has the potential to realize appreciation in the value of the underlying real estate if the property is sold. The Company assumes complete responsibility for all aspects of each owned property, including all structural, mechanical, and electrical maintenance, repairs and property taxes. Joint venture operations are accounted for under the equity method and are reflected through equity in partnership and joint venture earnings.

     Management contract revenues were $31.8 million, $34.0 million, and $42.1 million for fiscal 1995, 1996, and 1997, respectively. For the three months ended December 31, 1996 and 1997, management contract revenues were $9.3 million and $12.2 million, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of such management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract include hiring, training, and staffing parking personnel and providing collections, accounting, recordkeeping, insurance, and facility marketing services. In general, the Company is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, for providing security or guard services, or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms. The Company's renewal rates for each of the last five fiscal years were in excess of 91%. The Company's management contract clients have the option of obtaining insurance independently or purchasing insurance from the Company under the management contract. Because of its size and claims experience, the Company can purchase such insurance at discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, the Company generates profits on the insurance provided under its management contracts. See "Business -- Litigation and Insurance."

     A summary of the facilities operated by the Company as of December 31, 1997 and including the Kinney Acquisition is as follows:

                                                                                     PERCENT
                                                                                     OF TOTAL
                                                 MANAGED   LEASED   OWNED   TOTAL   FACILITIES   SPACES
                                                 -------   ------   -----   -----   ----------   -------
Total U.S. and Puerto Rico.....................     939      684     58     1,681      91.7%     678,400
                                                  -----    -----     --     -----     -----      -------
United Kingdom.................................      34       79     --       113       6.2       47,300
Mexico(1)......................................      19       13     --        32       1.7       21,000
Germany(1).....................................      --        4     --         4       0.2        1,300
Canada.........................................       3        1     --         4       0.2        9,000
                                                  -----    -----     --     -----     -----      -------
Total foreign(2)...............................      56       97     --       153       8.3       78,600
                                                  -----    -----     --     -----     -----      -------
          Total facilities.....................     995      781     58     1,834       100%     757,000
                                                  =====    =====     ==     =====     =====      =======
Kinney.........................................     170      225      8       403                168,800
                                                  -----    -----     --     -----                -------
          Total including Kinney Acquisition...   1,165    1,006     66     2,237                925,800
                                                  =====    =====     ==     =====                =======

---------------

(1) Operated through 50% owned joint ventures.
(2) The parking facility in Kuala Lumpur, Malaysia, for which the Company has a management contract, is not yet in operation and is not included in the summary of facilities table. The Company's operations in Spain commenced after December 31, 1997.

     The table below sets forth certain information regarding the Company's managed, leased and owned facilities in the periods indicated.

                                                         YEAR ENDED SEPTEMBER 30,     THREE MONTHS
                                                         ------------------------         ENDED
                                                          1995     1996     1997    DECEMBER 31, 1997
                                                         ------   ------   ------   -----------------
MANAGED FACILITIES:(1)
  Beginning of period..................................    626      715      770            877
  Acquired during period...............................     --       --       36            100
  Added during period..................................    120      114      164             28
  Deleted during period(2)(3)(4).......................     31       59       93             10
                                                         -----    -----    -----          -----
  End of period........................................    715      770      877            995
                                                         -----    -----    -----          -----
  Renewal rate(4)(5)...................................  95.0%     92.4%    91.1%          95.9%
LEASED FACILITIES:(1)
  Beginning of period..................................    436      485      552            709
  Acquired during period...............................     --       --       82             64
  Added during period(3)...............................     65       94       99             21
  Deleted during period(4).............................     16       27       24             13
                                                         -----    -----    -----          -----
  End of period........................................    485      552      709            781
                                                         -----    -----    -----          -----
OWNED FACILITIES:(1)(6)
  Beginning of period..................................     26       31       37             58
  Acquired during period(2)............................     --       --       20             --
  Purchased during period..............................      5        6        5             --
  Sold during period...................................     --       --        4             --
                                                         -----    -----    -----          -----
  End of period........................................     31       37       58             58
                                                         -----    -----    -----          -----
          Total facilities (end of period).............  1,231    1,359    1,644          1,834
                                                         =====    =====    =====          =====

                                                         YEAR ENDED SEPTEMBER 30,     THREE MONTHS
                                                         ------------------------         ENDED
                                                          1995     1996     1997    DECEMBER 31, 1997
                                                         ------   ------   ------   -----------------
PERCENTAGE GROWTH IN NUMBER OF FACILITIES:
  Managed(5)...........................................  14.2%      7.7%    13.9%          53.8%
  Leased(5)............................................   11.2     13.8     28.4           40.6
  Owned(5).............................................   19.2     19.4     56.8             --
  Total facilities(5)..................................   13.1     10.4     21.0           46.2

---------------
(1) Includes 34 managed, 29 leased, and 14 owned facilities operated under joint venture agreements.
(2) Fiscal 1996 and 1997 include four facilities that the Company previously managed and subsequently purchased.
(3) Includes the Company's lease in fiscal 1996 and 1997 of one facility and 11 facilities, respectively, that were previously managed.
(4) Excluded from the renewal rate calculation in the above table at September 30, 1997 are six managed on-street locations and two leased on-street locations which are reflected as current year deletions.
(5) Quarterly percentage computations for the quarter ended December 31, 1997 have been annualized.
(6) Includes the Company's corporate headquarters in Nashville, Tennessee.

     Net gains derived from sales of property and equipment were $81,000, $1.2 million, and $3.1 million for fiscal 1995, 1996, and 1997, respectively. For the three months ended December 31, 1996 and 1997 net gains from sales of property and equipment were $3,000 and $2,000, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed (except as indicated) as a percentage of total revenues.

                                                                                 THREE MONTHS ENDED
                                                    YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                                                   --------------------------    ------------------
                                                    1995      1996      1997      1996        1997
                                                   ------    ------    ------    ------      ------
Parking revenues.................................   74.8%     76.2%     81.1%     77.5%       82.9%
Management contract revenues.....................   25.2      23.8      18.9      22.5        17.1
                                                   -----     -----     -----     -----       -----
          Total revenues.........................  100.0     100.0     100.0     100.0       100.0
Cost of parking as a percentage of parking
  revenues.......................................   92.4      90.8      88.4      90.6        88.0
Cost of management contracts as a percentage of
  management contract revenues...................   30.4      28.7      28.0      26.8        26.7
General and administrative expenses..............   12.5      12.2      10.5      11.4        10.2
                                                   -----     -----     -----     -----       -----
Operating earnings...............................   10.8      11.8      12.5      12.4        12.4
Interest income(expense), net....................    1.2       1.6      (1.3)      1.5       (1.3)
Net gains on sales of property and equipment.....     --       0.8       1.4        --          --
Other............................................    0.3       0.5       1.9       0.6         1.7
                                                   -----     -----     -----     -----       -----
Earnings before income taxes.....................   12.3      14.7      14.5      14.5        12.8
Income taxes.....................................    4.4       5.0       5.5       5.1         4.9
                                                   -----     -----     -----     -----       -----
          Net earnings...........................    7.9%      9.7%      9.0%      9.4%        7.9%
                                                   =====     =====     =====     =====       =====

  Three Months Ended December 31, 1997 Compared to Three Months Ended December 31, 1996

     Parking revenues for the first quarter of fiscal 1998 increased to $59.0 million from $32.1 million in the first quarter of fiscal 1997, an increase of $26.9 million, or 83.9%. Of the $26.9 million increase, $19.4 million, or 72.1% of the increase, resulted from the addition of 162 leased and owned locations of Square, Car Park and Diplomat. The remaining increase of $7.5 million, or 27.9%, is a result of the net addition of 57 leased and owned locations over the same quarter in fiscal 1997 as well as a combination of rate increases and higher utilization of parking spaces at existing facilities. Revenues from foreign operations increased to $5.6 million from $4.0 million, an increase of $1.6 million or 42.3%. The increase in foreign revenues was a result of the addition of 8 leased locations as well as rate increases and higher utilization of parking spaces at existing facilities.

     Management contract revenues for the first quarter of fiscal 1998 increased to $12.2 million from $9.3 million in the first quarter of fiscal 1997, an increase of $2.9 million or 30.5%. Of the $2.9 million increase, $1.3 million, or 46.4%, resulted from the addition of 136 management locations through the acquisitions of Square, Car Park and Diplomat. The remaining increase of $1.6 million, or 53.6%, is attributed to the net addition of 79 management contracts and increased management fees on existing locations.

     Cost of parking in the first quarter of fiscal 1998 increased to $51.9 million from $29.1 million in the first quarter of fiscal 1997, an increase of $22.8 million or 78.4%. Rent expense increased $12.2 million and payroll increased $5.0 million, principally as a result of new locations from acquisitions and increases in existing locations. Cost of parking as a percentage of parking revenues decreased to 88.0% in the first quarter of fiscal 1998 from 90.6% in the first quarter of fiscal 1997. This decrease was attributable predominately to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in the first quarter of fiscal 1998 increased to $3.3 million from $2.5 million in the comparable period in 1997, an increase of $800,000 or 30.0%. The increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues.

     General and administrative expenses increased to $7.2 million for the first quarter of fiscal 1998 from $4.7 million in the first quarter of fiscal 1997, an increase of $2.5 million or 53.7%. The increase is primarily attributable to increased incentive compensation resulting from increased profits and start-up costs associated with the opening of new locations and joint ventures. Goodwill and non-compete amortization for the Square, Car Park and Diplomat acquisitions accounts for $562,000, or 22.2% of the $2.5 million increase. General and administrative expenses as a percentage of revenues were 10.2% for the first quarter of fiscal 1998 compared to 11.4% for the first quarter of fiscal 1997. The decrease was attributable to spreading fixed expenses over a broader revenue base and the implementation of bonus limits on certain key executives.

     Interest income decreased to $497,000 for the first quarter of fiscal 1998, from $625,000 in the first quarter of fiscal 1997, a decrease of $128,000 or 20.5%. The decrease in interest income is a result of decreased investment balances outstanding during the quarter.

     Interest expense increased to $1.4 million for the first quarter of fiscal 1998 from $7,000 in the first quarter of fiscal 1997. The increase in interest expense was attributable to the increase in indebtedness under the Company's revolving credit facility. The weighted average balance outstanding was $78.5 million during the quarter ended December 31, 1997 at a weighted average interest rate of 6.6%. During the first quarter of fiscal 1997, $67.2 million of indebtedness under the revolving credit facility was outstanding for one day, with minimal interest expense.

     Income taxes increased to $3.5 million for the first quarter of fiscal 1998 from $2.1 million in the first quarter of fiscal 1997, an increase of $1.4 million or 64.6%. The effective tax rate for the first quarter of fiscal 1998 was 38.0% compared to 35.0% for the 1997 quarter. The increase in the effective tax rate is attributable to a combination of decreasing interest income on tax exempt investments in 1997, an increase in non-tax deductible goodwill amortization and an increase in effective state income tax rates. The increased effective tax rate is expected to continue for the remainder of the year.

  Year Ended September 30, 1997 Compared to Year Ended September 30, 1996

     Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the addition of leased and owned locations of Square and Car Park. The remaining increase of $30.6 million, or 42.7%, is from a combination of the net addition of 76 locations, increased rates and higher utilization of parking spaces at existing facilities.

     Management contract revenues in fiscal 1997 increased to $42.1 million from $34.0 million in fiscal 1996, an increase of $8.1 million, or 23.6%. Of the $8.1 million increase, $2.8 million, or 34.6% of the increase, resulted from the Square and Car Park acquisitions. The remaining increase of $5.3 million, or 65.4%, is attributable to the net addition of 71 locations and increased management fees on existing locations.

     Revenues from foreign operations increased to $18.1 million in 1997 from $13.2 million in 1996. The increase of 37.4% in revenues from foreign operations resulted primarily from the net addition of 20 locations in the United Kingdom and increased revenues on existing locations.

     Cost of parking in fiscal 1997 increased to $159.9 million from $99.2 million in fiscal 1996, an increase of $60.7 million, or 61.2%. Rent expense increased $31.9 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $28.8 million increase in cost of parking, payroll expense accounted for $12.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases on existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 88.4% in fiscal 1997 from 90.8% in fiscal 1996. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1997 increased to $11.8 million from $9.8 million in the comparable period in 1996, an increase of $2.0 million, or 20.7%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 28.0% in fiscal 1997 from 28.7% in fiscal 1996. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The decrease in renewal rate for management contracts to 91.1% in 1997, from 92.4% in 1996, is primarily attributable to the loss of one large contract which included 9 management locations. This trend is not expected to continue.

     General and administrative expenses in fiscal 1997 increased to $23.4 million from $17.4 million in fiscal 1996, an increase of $6.0 million, or 34.5%. This increase was primarily a result of an increase in payroll expense of $4.2 million, associated with the additional general and administrative expenses of acquired operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

     Interest income in fiscal 1997 decreased to $1.8 million from $2.3 million in fiscal 1996. This decrease of $461,000 was primarily attributable to decreased cash and cash equivalents during the year. Interest expense totaled $4.6 million in 1997 compared to zero in 1996. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. The weighted average balance outstanding for the period during which the Company had debt outstanding, beginning December 31, 1996, was approximately $88.7 million at a weighted average interest rate of 7.1%.

     Equity in partnership and joint venture earnings for fiscal 1997 increased to $4.2 million from $641,000 in fiscal 1996. The increase of $3.5 million resulted primarily from Civic ($2.9 million) and increases in joint venture earnings of the Mexican joint venture ($514,000 in 1997 versus $152,000 in 1996).

     The Company's effective income tax rate was 37.7% for fiscal 1997 compared to 34.3% for fiscal 1996. The rate increase was attributable to the increase in the Company's federal income tax rate, the comparative decrease in the amount of tax exempt income, the addition of nondeductible goodwill amortization and the increase in the effective state income tax.

  Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

     Parking revenues in fiscal 1996 increased to $109.3 million from $94.4 million in fiscal 1995, an increase of $14.9 million, or 15.8%. This increase resulted primarily from the net addition of 73 leased and owned locations as well as from a combination of rate increases and higher utilization of parking spaces at existing facilities.

     Management contract revenues in fiscal 1996 increased to $34.0 million from $31.8 million in fiscal 1995, an increase of $2.2 million, or 7.2%. This increase resulted from a net increase in the number of management contracts from 715 to 770, a net increase of 7.7%.

     Revenues from foreign operations decreased to $13.2 million from $16.1 million in 1995. The decrease in revenues from foreign operations resulted primarily from the termination of a lease in the United Kingdom.

     Cost of parking in fiscal 1996 increased to $99.2 million from $87.2 million in fiscal 1995, an increase of $12.0 million, or 13.8%. Rent expense increased $7.1 million, principally as a result of the new locations and additional percentage rent on existing locations. Of the remaining $4.9 million increase in cost of parking, payroll expense accounted for $3.8 million. The payroll expense increase was attributable to a combination of new locations and increases on existing payroll. Costs of parking, as a percentage of parking revenues, decreased to 90.8% in fiscal 1996 from 92.4% in fiscal 1995. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1996 increased to $9.8 million from $9.7 million in the comparable period in 1995, an increase of $120,000, or 1.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 28.7% in fiscal 1996 from 30.4% in fiscal 1995. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees. The decrease in renewal rate for management contracts to 92.4% in 1996, from 95.0% in 1995, is primarily attributable to the discontinuance of low margin management contracts.

     General and administrative expenses in fiscal 1996 increased to $17.4 million from $15.7 million in fiscal 1995, an increase of $1.7 million, or 10.9%. This increase was primarily a result of an increase in payroll expense of $1.2 million associated with the opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

     Interest income in fiscal 1996 increased to $2.3 million from $1.5 million in fiscal 1995. This increase of $800,000 was primarily attributable to an increase in additional investments added from the proceeds of the October 1995 initial public offering of $20.0 million and the net cash flow generated from operations.

     Equity in partnership and joint venture earnings for fiscal 1996 increased to $641,000 from $362,000 in fiscal 1995. The increase of $279,000 resulted primarily from improvements in joint venture earnings as a result of the Mexican joint venture having net earnings of $152,000 in 1996 versus a loss in 1995 of $145,000.

     The Company's effective income tax rate was 34.3% for fiscal 1996 compared to 35.9% for fiscal 1995. The rate decrease was attributable to an increase in tax exempt interest income and an overall reduction in the effective state income tax rates, offset by the elimination of targeted jobs tax credits in 1996.

QUARTERLY RESULTS

     The Company experiences fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors, including the timing of gains on sales of owned properties; preopening costs; the effect of weather on travel and transportation patterns; and local and national economic conditions. The following table sets forth certain quarterly statement of earnings data for each of the Company's last nine fiscal quarters and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof.

                                                                                                                        FISCAL
                                                   FISCAL 1996                             FISCAL 1997                   1998
                                      -------------------------------------   -------------------------------------   -----------
                                       FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH       FIRST
                                      QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER     QUARTER
                                      -------   -------   -------   -------   -------   -------   -------   -------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues......................  $33,251   $35,680   $37,504   $36,881   $41,423   $55,925   $60,030   $65,598     $71,189
Operating earnings..................    4,135     3,595     4,870     4,332     5,129     7,109     7,706     7,908       8,804
Earnings before income taxes........    4,929     5,332     5,668     5,139     6,000     6,993     8,242    11,177       9,099
Net earnings........................  $ 3,228   $ 3,465   $ 3,707   $ 3,436   $ 3,899   $ 4,416   $ 5,275   $ 6,615     $ 5,642
Basic earnings per common share.....  $  0.14   $  0.13   $  0.14   $  0.13   $  0.15   $  0.17   $  0.20   $  0.25     $  0.22
Diluted earnings per common share...  $  0.13   $  0.13   $  0.14   $  0.13   $  0.15   $  0.17   $  0.20   $  0.25     $  0.21
AS A PERCENTAGE OF TOTAL REVENUES:
  Operating earnings................     12.4%     10.1%     13.0%     11.7%     12.4%     12.7%     12.8%     12.1%       12.4%
  Earnings before income taxes......     14.8      14.9      15.1      13.9      14.5      12.5      13.7      17.0        12.8
  Net earnings......................      9.7       9.7       9.9       9.3       9.4       7.9       8.8      10.1         7.9

     The quarterly statements for fiscal 1997 and 1998 were affected by the acquisition of Civic, Square, and Car Park, and net gains on sales of property and equipment of $1.1 million in the second quarter of fiscal 1996 and $3.1 million in the fourth quarter of fiscal 1997. The quarterly statement for fiscal 1998 was affected by the acquisition of Diplomat.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities for fiscal 1997 was $21.9 million, an increase of $2.4 million from the net cash of $19.5 million provided by operating activities during the same period in fiscal 1996. The primary factor which contributed to this increase was increased net earnings.

     Net cash used in investing activities was $92.0 million for fiscal 1997. The acquisitions of Square and Car Park utilized cash of $50.0 million, net of cash acquired; investments in partnerships, primarily Civic, were $46.3 million; and property and equipment purchases represented $6.3 million. These investment activities were partially offset by the sale of a property for $9.3 million that was acquired in the Square transaction and the sale of a free-standing parking garage for approximately $13.2 million, of which $3.0 million of proceeds were cash. No gain or loss was recognized on the sale of the Square property and a gain of $3.1 million was recognized on the sale of the free-standing parking garage. During the three months ended December 31, 1996 and 1997, the Company generated cash flow from operating activities of $4.1 million and $11.6 million, respectively. The increase was primarily attributable to increased net earnings.

     Net cash provided by financing activities for fiscal 1997 was $51.3 million. Net borrowing from the Company's revolving credit facility represented $70.8 million which was used to fund, in part, the acquisitions of Square, Civic and Car Park and to refinance $18.9 million of debt assumed in the acquisition of Square.

     Depending on the timing and magnitude of the Company's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and the New Credit Facility. If the Company identifies investment opportunities requiring cash in excess of the Company's cash flows and the existing credit facility, the Company may seek additional sources of capital, including the sale or issuance of Common Stock.

     On February 11, 1998, the Company established the New Credit Facility providing for an aggregate availability of up to $300 million consisting of a five-year $200 million revolving credit facility, including a sublimit of $25 million for standby letters of credit, and a $100 million five-year term loan, which term loan will be repaid with the proceeds from this Offering and the Private Placement and unavailable for future borrowings. The New Credit Facility bears interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998, the interest rate on the New Credit Facility and the commitment fee on the unused portion will revert to a grid pricing based upon the achievement of various financial ratios. The New Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends payable. The Company used the New Credit Facility to replace the Company's prior revolving credit facility and finance the Kinney Acquisition.

  International Foreign Currency Exposure

     The Company operates wholly owned subsidiaries in the United Kingdom, Malaysia, Canada and the Netherlands. Additionally, the Company operates through joint ventures in Germany and Mexico and subsequent to September 30, 1997 has formed a joint venture to operate in Spain. The Company intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. The Company, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, the Company has limited exposure to a foreign currency risk and has no hedge programs. For the quarter ended December 31, 1997, revenues from United Kingdom operations represented 95.9% of the revenues generated by foreign operations, excluding earnings from joint ventures. The Company anticipates implementing a hedge program if such risk materially increases.

  Private Placement of Convertible Preferred Securities

     The Company and the Trust are conducting the Private Placement of 4,000,000 shares of the Convertible Preferred Securities at a price of $25.00 per share. The Trust, the sole purpose of which is to issue the Trust Securities, will invest the proceeds from the Private Placement in an equivalent amount of Convertible Debentures of the Company, which will bear interest at 5.25% per annum, payable quarterly. The Convertible Preferred Securities will not have a stated maturity date but will be subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures. The Company will use the net proceeds from the Private Placement to repay borrowings under the New Credit Facility. The offering of the Common Stock hereby is not conditioned upon the closing of the Private Placement.

  Civic Parking LLC Loan

     In February 1998, Civic borrowed $60 million pursuant to a real estate secured, six year loan bearing interest at 6.85% per annum (the "Civic Loan"). The Company received approximately $30 million of proceeds from the Civic Loan which were used to reduce outstanding indebtedness under the New Credit Facility.

IMPACT OF INFLATION AND CHANGING PRICES

     The primary sources of revenues to the Company are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. The Company believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1995, 1996, and 1997.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Account Standards (SFAS) No. 128, "Earnings per Share," which replaces APB Opinion No. 15. SFAS 128 calls for disclosure of basic and diluted earnings per share. The Company adopted SFAS 128 in the first quarter of fiscal 1998. Earnings per share amounts have been restated for all periods presented to reflect such adoption.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure." This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. Management is evaluating the impact of reporting information about operating segments in the Company's consolidated financial statements.

YEAR 2000

     The Company has considered the impact of year 2000 issues on its computer systems and applications and has developed a remediation plan. The Company's general ledger system is year 2000 compliant. Compliance activities are in process with respect to field office systems and facilities' systems. Equipment upgrades and revisions are expected to remedy field issues by the year 2000. The Company believes the impact of the year 2000 will not have a significant impact on its operations or liquidity.

                                    BUSINESS

GENERAL

     Central Parking Corporation is a leading provider of parking services operating, as of December 31, 1997, 1,834 parking facilities containing approximately 757,000 spaces in 34 states, the District of Columbia, Puerto Rico, the United Kingdom, Germany, Canada, Mexico, Malaysia, and Spain. The Company also has a business development office in the Netherlands. Including the Kinney Acquisition in February 1998, the Company currently operates approximately 2,237 parking facilities containing approximately 925,800 spaces. In each of the last five years, the Company has increased the number of facilities it operates by approximately 150 facilities, excluding acquisitions and major property purchases. The Company's leadership position in the parking industry is a result of applying professional management strategies to a fragmented industry managed largely by small local operators; developing relationships with key real estate managers and developers, including sports arena operators; understanding the needs of the parking public; applying technology to parking services; and retaining employees through formal training programs and performance-based compensation.

     The Company provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. The Company operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of December 31, 1997, the Company operated 995 parking facilities under management contracts and 781 parking facilities under leases, and owned, either independently or through joint ventures, 58 parking facilities. Including the Kinney Acquisition, the Company currently operates approximately 1,165 parking facilities under management contracts, 1,006 parking facilities under leases, and owns 66 parking facilities.

INDUSTRY

     The IPI estimates that there are 35,000 parking facilities in the United States, which generate approximately $26.0 billion of annual revenue, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small privately-held local and regional operators. The Company believes that it has the opportunity to consolidate portions of this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, the Company believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.

     Expansion of the number of parking facilities results from new construction. During the 1980's, the high level of construction activity in the United States resulted in a significant increase in the number of parking facilities. Since that time, as construction activity has slowed, growth of certain parking service companies, including the Company, has been a result of take-aways from other parking companies. New construction and market share gains are essential to growth for parking service companies because of the limitations on growth in revenues of existing operations. Although some growth in revenues from existing operations is possible through redesign, increased operational efficiency, or increased facility use and prices, such growth is ultimately limited by the size of a facility and market conditions.

     Management believes that most commercial real estate developers and property owners view services such as parking as potential profit centers rather than cost centers. These parties outsource parking operations to parking management companies in an effort to maximize profits and cash flow. Parking management companies can increase profits, benefitting both the owners and themselves by using managerial skills and experience, operating systems, and operating controls unique to the parking industry.

     Privatization of government parking operations and facilities provides new opportunities for the parking industry. Industry estimates suggest that as much as 50% of the revenues generated by the United States parking industry is generated by facilities operated by municipalities and other governmental entities. Cities and municipal authorities are beginning to retain private firms to operate facilities and provide parking-related services in an effort to reduce operating budgets and increase efficiency. Privatization in the United Kingdom has already provided significant expansion opportunities for private parking companies. In the United States, several cities have awarded or are considering awarding on-street parking enforcement and parking meter service contracts to for-profit parking companies such as the Company. For example, the Company has recently been awarded contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter enforcement in Charlotte, North Carolina.

GROWTH STRATEGY

     The Company plans to continue to add facilities to its operations by focusing its marketing efforts on increasing market share at the local level, targeting real estate asset managers and developers with a national presence, pursuing strategic acquisitions of other parking service operators, and expanding its international operations. Set forth below are the key elements of the Company's growth strategy.

     Increase Market Share. The Company continually seeks to establish and increase market share in new and existing markets through take-aways of competitors' contracts, obtaining new management and lease contracts, joint venture arrangements, and purchases of parking facilities. Through emphasizing marketing at the local level and establishing relationships with large-scale national asset managers and developers, the Company expects to continue to expand its base of operations and gain market share. Management believes that the Company's relative size, financial strength and systems, and automation capabilities give it a competitive advantage in winning new business and make it an attractive partner for joint venture and other opportunities. In addition, the Company believes that its unique performance-based compensation system, which is designed to reward managers for increasing the profitability of their respective areas of responsibility, has been a key contributor to the Company's growth.

     Pursue Strategic Acquisitions. The Company intends to continue to capitalize on the highly fragmented nature of the parking management industry by acquiring other independent operators. Many of the Company's competitors have limited access to capital or do not have the systems or economies of scale to compete effectively. The Company's acquisition strategy is to focus on opportunities that enable the Company to become a leading provider in selected markets, generate significant economies of scale and cost savings and increase cash flow. Cost savings typically result from the elimination of duplicative management functions as well as from efficiencies resulting from implementing the Company's systems and professional management techniques. The Company has a Senior Vice President dedicated exclusively to acquisitions and development. During 1997, the Company acquired Square (January 1997) in New York, Car Park (May 1997) in San Francisco, and Diplomat (October 1997) in Washington, D.C. In addition, in February 1998 the Company acquired Kinney, which operates 403 parking facilities primarily in New York, Boston, Philadelphia, and Washington, D.C.

     Expand International Operations. Management believes that there are significant international growth opportunities, particularly for well-capitalized companies that are interested in making significant investments in parking equipment and construction, either independently or with foreign partners. The Company typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities, both of which allow the Company to enter foreign markets with reduced operating and investment risk. Since 1991, the Company has established operations in the United Kingdom, Germany, Mexico, Malaysia, Canada and Spain. The Company believes there are significant expansion opportunities in these countries as well as other countries.

OPERATING STRATEGY

     The Company's primary objective is to increase the revenues and profitability of its parking facilities through a variety of operating strategies including the following:

          Maintain Strict Cost Management and Cash Control. In order to provide competitively priced services, the Company must contain costs. Managers are trained to analyze staffing and cost control issues, and each facility is carefully tracked on a monthly basis to determine whether financial results are within budgeted ranges. Because of the substantial performance-based component of their compensation, managers are continuously motivated to contain the costs of their operations. Strict cash control is also critical to the Company and its clients. The Company's cash control procedures are based on a ticketing system supervised by high level managers and include on-site spot checks, multiple daily cash deposits, local audit functions, managerial oversight and review, and internal audit procedures. It is Company policy that all tickets and gate counts are reconciled daily against cash collected. Management believes its cash control procedures are effective in minimizing the loss of revenues at parking facilities.

          Emphasize Sales and Marketing Efforts. The Company's management is actively involved in developing and maintaining business relationships and in exploring opportunities for growth. A cornerstone of the Company's culture is its incentive compensation system which rewards managers who are able to develop new business. The Company's marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders and other clients. The Company encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

          Leverage Established Market Presence and Corporate
     Infrastructure. The Company has an established presence in multiple markets, representing platforms from which it can build. Because of the relatively fixed nature of corporate overhead and the resources that can be shared in specific markets, the Company has the opportunity to expand its profit margins as it grows its presence in established markets. The Company has consistently reduced general and administrative expenses as a percentage of total revenues. General and administrative expenses as a percentage of total revenues were 12.5%, 12.2%, and 10.5% in fiscal 1995, 1996, and 1997 respectively. The Company anticipates this trend to continue as general and administrative costs are spread over a larger revenue base.

          Empower Local Managers; Provide Corporate Support. The Company has achieved what management believes is a successful balance between centralized and decentralized management. Because its business is dependent, to some extent, on personal relationships, the Company provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands. In conjunction with this local operational authority, the Company provides, through its corporate office, services that typically are not readily available to independent operators such as management support, marketing and business expertise, training, and financial and information systems. The Company retains centralized control over those functions necessary to monitor service quality and cash control integrity and to maximize operational efficiency. Services performed at the corporate level include billing, quality improvement oversight, financial and accounting functions, policy and procedure development, systems design, and corporate acquisitions and development.

          Utilize Performance-Based Compensation. The Company's performance-based compensation system rewards managers at the general manager level and above for the profitability of their respective areas of responsibility. Each person participating in the incentive program generally receives a substantial portion of his or her compensation from this performance-based compensation system. Incentive compensation payments typically range from 20% to 80% of total compensation.

          Maintain Well-Defined Professional Management Organization. In order to ensure professionalism and consistency in the Company's operations, to provide a career path opportunity for its managers, and to achieve a balance between autonomy and accountability, the Company has established a highly structured management organization. Organized in six levels, the Company has a total of 400 managers and hires approximately 50 per year. The Company recruits primarily college graduates or people with previous parking services or hospitality industry experience, and requires that they complete a formal training program. Management believes that the Company's management training program is a significant factor in the Company's success. New managers in the Company's management trainee program are assigned to a particular facility where they are supervised as they manage one to five employees. The management trainee program lasts approximately one year and teaches a wide variety of skills, including organizational skills, basic management techniques, and basic accounting. Upon successful completion of the program, management trainees are promoted to facility manager in charge of a particular parking facility. As facility managers, they report up through a hierarchical structure of managers. As managers develop and gain experience, they have the opportunity to assume expanded responsibility, to be promoted to higher management levels and to increase the performance-based component of their compensation. This well-defined structure provides a career path that is an attractive opportunity for prospective new hires. In addition, the well-planned training and advancement program has enabled the Company to instill a high level of professionalism in its employees. A final important benefit of the Company's organizational structure is that it has allowed the Company to balance localized autonomy with accountability and centralized support and control.

          Automate Facilities. The Company's application of sophisticated technology to its operations represents a competitive advantage over smaller operators with more limited resources. The Company has implemented computerized card tracking and accounting systems in certain of its facilities and is experimenting with a variety of automated settlement systems. The Company expects that these technology initiatives will enhance revenue by increasing the efficiency and accuracy of payment collections, reduce labor costs, and minimize lost revenue at parking facilities.

          Enhance Management Information Systems. In the last five years, the Company has re-engineered and replaced its accounting and operations software. Central to this effort has been the development of industry-specific software models, such as the Parker Accounts Receivable System, a proprietary software system used to generate a range of reports related to receivables and to audit access control systems for the Company's parking facilities. The Company's distributed systems, which include payroll, revenue collection, and monthly line-item budgeting, allow local management access to data pertinent to their operations, while allowing corporate review of all data. The Company also provides accounting services through a division that maintains separate financial statements for large or complex facilities. The Company's management believes continued improvement in its management information system services will increase the Company's competitive advantage over smaller and less automated competitors.

          Strategically Expand Service Offerings. The Company provides services that are complementary to parking facility management, with a particular emphasis on consulting services. Other ancillary services include parking meter enforcement, on-street parking services, car pooling coordination, shuttle van operation, and transportation management. Recent new ancillary services include contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter installation and enforcement in Charlotte, North Carolina. These ancillary services do not constitute a significant portion of the Company's revenues, but management believes that the provision of ancillary services can be important in obtaining new business and preparing the Company for future changes in the parking industry. For example, the Company's operations in the United Kingdom grew out of a single consulting arrangement.

          Focus on Retention of Patrons. In order for the Company to succeed, its parking patrons must have a positive experience at Company facilities. Accordingly, the Company stresses the importance of having well lighted, clean facilities, and cordial employees. Each facility manager has primary responsibility for the environment at the facility, and is evaluated on his or her ability to retain parking patrons. The Company also monitors customer satisfaction through customer surveys and "mystery parker" programs.

          Maintain Disciplined Facility Site Selection Analysis. In existing markets, the facility site selection process begins with identification of a possible facility site and the analysis of projected revenues and costs at the site by general managers and regional managers. The managers then conduct an examination of a facility's potential demand based on traffic patterns and counts, area demographics, and potential competitors. Pro forma financial statements are then developed and a Company representative will meet with the property owner to discuss the terms and structure of the agreement.

ACQUISITIONS

     The Company's acquisition strategy focuses primarily on acquisitions that will enable the Company to become a leading provider in selected current markets. The Company believes it can recognize economies of scale by making acquisitions in markets where the Company already has a significant presence, which allows the Company to reduce the overhead cost of the acquired company by consolidating its management with that of the Company. In addition, the Company seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. The Company also believes it can improve acquired operations by applying its sophisticated operating systems and professional management techniques. The Company's acquisitions over the last two years are as follows:

          Civic Parking LLC. On December 31, 1996, the Company purchased for cash Civic, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by the Company under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million which was financed through working capital and $67.2 million of borrowings under the Company's revolving credit facility. On April 16, 1997, the Company sold 50% of the ownership units of Civic Parking to an affiliate of Equity Capital Holdings, LLC for $46.0 million in cash. The Company continues to operate these garages pursuant to a lease and operating agreement with Civic Parking.

          Square Industries, Inc. On January 18, 1997, the Company completed a cash tender to acquire all of the outstanding shares of Square for $54.8 million, including transaction fees and other related expenses. In addition, the Company assumed $23.2 million of existing Square debt. The purchase price was financed through borrowings under the Company's revolving credit facility. At the time of the acquisition, Square operated 116 parking facilities containing over 61,000 parking spaces, located primarily in the Northeastern United States.

          Car Park Corporation. On May 29, 1997, the Company acquired the assets and related leases of Car Park for $3.5 million; consisting of 18 parking facilities with approximately 2,600 parking spaces located in the San Francisco metropolitan region. The purchase price was financed through $1.7 million of borrowings under the Company's revolving credit facility, and $1.8 million payable to the seller, which has been repaid in full.

          Diplomat Parking Corporation. On October 1, 1997, the Company acquired the stock and certain assets of Diplomat for approximately $21.7 million in cash and notes payable. The acquisition was financed through borrowings under the Company's revolving credit facility. At the time of the acquisition, Diplomat operated 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington D.C. and Baltimore, Maryland.

          Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney, a privately-held company headquartered in New York City, which the Company believes is the largest operator of parking facilities in the New York City metropolitan area and one of the largest parking companies in the Northeastern United States. Kinney has been in the parking business for over 60 years. In addition to enhancing the Company's leading market position in New York City, Kinney increases the Company's presence in a number of other major markets such as Boston, Philadelphia and Washington, D.C. and broadens its geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania and Virginia. Kinney provides both self-parking and valet parking services, and provides parking related services such as facility design and development and consulting services.

          Kinney operated 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 30,100 in Philadelphia and 10,300 in Washington, D.C. Kinney's facility mix is comprised of 225 leased sites, 170 managed sites and 8 owned sites. The parking facilities operated by Kinney include Yankee Stadium, the Waldorf-Astoria,

     Port Authority Bus Terminal, World Financial Center and the General Motors Building in New York City, The Ritz-Carlton -- Boston, Government Center in Boston, Spectrum-Philadelphia, and the Four Seasons Hotel of Washington, D.C.

          Consideration for the Kinney Acquisition was approximately $225.0 million, including $160.3 million in cash, $37.0 million (882,422 shares) in Common Stock, and the refinancing of $27.7 million in existing Kinney debt. In addition, the Company assumed $9.4 million in capitalized leases and paid approximately $2.6 million for certain assets purchased by Kinney after the definitive acquisition agreement was signed. The purchase price is subject to adjustment based on the outcome of an audit of Kinney's February 12, 1998 balance sheet. The Company financed the Kinney Acquisition through borrowings under the New Credit Facility.

SALES AND MARKETING

     The Company's sales and marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders, and other clients. The Company encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

     Local. At the local level, the Company's sales and marketing efforts are decentralized and directed towards identifying new expansion opportunities within a particular city or region. Managers are trained to develop the business contacts necessary to generate new opportunities and to monitor their local markets for take-away and outsourcing opportunities. The Company provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands, which is complemented by management support and marketing training through the Company's corporate offices. In addition, a manager's compensation is dependent, in part, upon his or her success in developing new business. By developing business contacts locally, the Company's managers often get the opportunity to bid on projects when asset managers and property owners are dissatisfied with current operations and also learn in advance of possible new projects.

     National. At the national level, the Company's marketing efforts are undertaken primarily by upper-level management, which targets developers, governmental entities, the hospitality industry, mixed-use projects, and medical facilities. These efforts are directed at operations that generally have national name recognition, substantial demand for parking related services, and the potential for nationwide growth. For example, the Company's current clients include, among other national real estate companies and hotel chains, the Rouse Company, Faison Associates, Equity Office Properties, May Department Stores, Crescent Real Estate, Westin Hotels, and Hyatt Hotels. Management believes that providing high-quality, efficient services to such companies will lead to additional opportunities as those clients continue to expand their operations. Outsourcing by parking facility owners will continue to be a source for additional facilities, and management believes the Company's experience and reputation with large real estate asset managers give it a competitive advantage in this area.

INTERNATIONAL EXPANSION

     The Company's international operations began in the early 1990's with the formation of an international division, which is now one of the fastest growing areas of the Company. The Company typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities. Consulting projects allow the Company to establish a presence and evaluate the prospects for growth of a given market without investing a significant amount of capital. Likewise, forming joint ventures with local partners allows the Company to enter new foreign markets with reduced operating and investment risks.

     Operations in London began in 1991 with a single consulting agreement and since then have grown to 113 facilities in the United Kingdom including two terminals at Heathrow International Airport and parking meter enforcement and ticketing services for three local governments that have privatized these services. The Company began expansion into Mexico in July 1994 by forming a joint venture with Fondo Opcion, an established Mexican developer, and now operates 32 facilities in Mexico. The Company also operates 20 facilities in Puerto Rico, 4 facilities in Canada, one facility in Spain and has entered into a management contract in Kuala Lumpur, Malaysia related to the operation of a 5,400 space parking facility servicing one of the largest development projects in the world. The Company established a business development office in the Netherlands in 1995 to pursue expansion into other European countries. In 1996, the Company acquired a 50% equity interest in a joint venture which operates five facilities in Germany. In order to manage its international expansion, the Company has allocated responsibilities for international operations to a Senior Vice President.

PARKING FACILITY PROPERTIES

     The Company's operations are currently organized into 12 regions, 11 in North America (10 in the United States, one in Mexico) and one which is comprised primarily of the United Kingdom and Continental Europe. Each region is supervised by a regional manager who reports directly to one of the Senior Vice Presidents. Regional managers oversee four to six general managers who each supervise the Company's operations in a particular city. The following table summarizes certain information regarding the Company's facilities as of December 31, 1997 and including the Kinney Acquisition:

                                                             NUMBER                                          PERCENTAGE
                                                               OF                                   TOTAL     OF TOTAL
REGIONS                               CITIES                LOCATIONS   MANAGED   LEASED   OWNED   SPACES      SPACES
-------                               ------                ---------   -------   ------   -----   -------   ----------
Atlanta                 Atlanta, Birmingham, Charleston         116         67       49     --      64,526       8.5%
                        (SC), Charlotte, Columbia (SC),
                        Jackson (MS), Mobile
Denver                  Denver/Colorado Springs, Des            161         98       53     10      75,567      10.0
                        Moines, Kansas City, Minneapolis-
                        St. Paul, Oklahoma City , St.
                        Louis
International           United Kingdom -- Birmingham,           117         34       83     --      48,595       6.4
                        London, Oxford, Newcastle
                        Germany -- Berlin, Dresden,
                        Frankfurt Spain and Malaysia
Florida                 Jacksonville, Miami/Ft.                 189         95       94     --      73,108       9.7
                        Lauderdale, Orlando, Puerto Rico,
                        Tampa/St. Petersburg
Los Angeles             Los Angeles, Orange County (CA),         84         64       20     --      48,131       6.4
                        Phoenix
Mid-Atlantic            Baltimore, Norfolk, Philadelphia,       308        194      107      7     100,968      13.3
                        Pittsburgh, Richmond, Washington
                        (D.C.)
Mexico                  Cuernavaca, Mexico City                  32         19       13     --      21,051       2.8
Mid Western             Charleston (WV), Cincinnati,            114         72       41      1      68,349       9.0
                        Cleveland, Columbus, Indianapolis,
                        Milwaukee, Ottawa, Toronto
Nashville               Chattanooga, Knoxville,                 246        103      121     22      50,841       6.7
                        Lexington/Frankfort, Louisville,
                        Memphis, Nashville(1)
New York                Hartford, Jersey City, New York,        151         54       89      8      69,333       9.2
                        Providence, Stamford
San Francisco           Oakland, Salt Lake City, San             55         30       25     --      16,936       2.2
                        Francisco, Seattle
Texas                   Albuquerque, Austin, Dallas, El         237        149       78     10     109,110      14.4
                        Paso, Houston, New Orleans, San
                        Antonio, Tulsa
Other                   Boston, Chicago                          24         16        8      0      10,485       1.4
                                                              -----      -----    -----     --     -------     -----
    Total                                                     1,834        995      781     58     757,000     100.0%
                                                              =====      =====    =====     ==     =======     =====
Kinney Acquisition      New York, Philadelphia, Boston,         403        170      225      8     168,800
                        Washington, D.C. and others
                                                              -----      -----    -----     --     -------
Total including Kinney Acquisition                            2,237      1,165    1,006     66     925,800
                                                              =====      =====    =====     ==     =======

---------------

(1) Includes the Company's corporate headquarters in owned facilities.

OPERATING ARRANGEMENTS

     The Company operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of December 31, 1997, the Company operated 995 parking facilities through management contracts, leased 781 parking facilities, and owned 58 parking facilities, either independently or in joint ventures with third parties. The following table sets forth certain information regarding the number of managed, leased, or owned facilities as of the specified dates:

                                                            AT SEPTEMBER 30,
                                                         -----------------------   AT DECEMBER 31,
                                                         1995     1996     1997         1997
                                                         -----    -----    -----   ---------------
Managed facilities.....................................    715      770      877          995
Leased facilities......................................    485      552      709          781
Owned facilities ......................................     31       37       58           58
                                                         -----    -----    -----        -----
  Total................................................  1,231    1,359    1,644        1,834
                                                         =====    =====    =====        =====

     The general terms and benefits of these types of arrangements are described as follows:

          Management Contracts. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, the Company is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms. Although management contracts typically are for relatively short terms, the Company's renewal rates for each of the past five fiscal years were in excess of 91%. With respect to insurance, the Company's clients have the option of obtaining insurance on their own or having the Company provide insurance as part of the services provided under the management contract. Because of its size and claims experience, the Company can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, the Company generates profits on the insurance provided under its management contracts. See "Business -- Litigation and Insurance."

          Leases. The Company's rent under leases is generally either a fixed annual amount, a percentage of gross revenues, or a combination thereof. Leased facilities generally require a longer commitment and a larger capital investment by the Company than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. The cost of parking includes rent, payroll and related benefits, depreciation, maintenance, insurance, and general operating expenses. Under its leases, the Company is typically responsible for all facets of the parking operations, including pricing, utilities, and ordinary and routine maintenance, but is generally not responsible for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with a renewal term, and provide for a contractually established payment to the facility owner regardless of the operating earnings of the parking facility.

          Fee Ownership. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. All changes in owned facility revenue flow directly to the Company, and the Company has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. The ownership of a parking facility brings the Company complete responsibility for all aspects of the property, including all structural, mechanical, or electrical maintenance or repairs.

          Joint Ventures. The Company seeks joint venture partners who are established local or regional developers pursuing financing alternatives for development projects. Joint ventures typically involve a development where the parking facility is a part of a larger multi-use project, allowing the Company's joint venture partners to benefit from a capital infusion to the project. Joint ventures offer the revenue growth potential of ownership with a partial reduction in capital requirements. The Company has interests in joint ventures that own or operate parking facilities located in Nashville, Denver, Tulsa, New Orleans, St. Louis, Mexico City, Berlin, Dresden, and Frankfort.

          MBE Partnerships. The Company is currently a party to eleven separate minority business enterprise partnerships. These are generally partnerships formed by the Company and a minority businessperson to manage a facility. The Company owns 60% to 70% of the partnership interests in each partnership and typically receives management fees before partnership distributions are made to the partners.

COMPETITION

     The parking industry is fragmented and highly competitive, with limited barriers to entry. The Company faces direct competition for additional facilities to manage, lease, or own and the facilities currently operated by the Company face competition for employees and customers. The Company competes with a variety of other companies to add new operations. Although there are relatively few large, national parking companies that compete with the Company, developers, hotel companies, and national financial services companies have the potential to compete with parking companies. Municipalities and other governmental entities also operate parking facilities which compete with the Company. The Company also faces competition from local owner-operators of facilities who are potential clients for the Company's management services. Construction of new parking facilities near the Company's existing facilities could adversely affect the Company's business.

     Management believes that it competes for clients based on rates charged for services; ability to generate revenues for clients; ability to anticipate and respond to industry changes; range of services; and ability to expand operations. The Company has a reputation as a leader in the industry and as a provider of high quality services. The Company is one of the largest companies in the parking industry and is not limited to a single geographic region. The Company also has the financial strength to make capital investments as an owner or joint venture partner that smaller or more leveraged companies do not have. The Company's size has also allowed it to centralize administrative functions that give the decentralized managerial operations cost-efficient support. Moreover, the Company has obtained broad experience in managing and operating a wide variety of facilities over the past 30 years. Additionally, the Company is able to attract and retain quality managers through its incentive compensation system that directly rewards successful sales and marketing efforts and places a premium on profitable growth.

LITIGATION AND INSURANCE

     The ownership of property and provision of services to the public entails an inherent risk of liability. Although the Company is engaged in routine litigation incidental to its business, there is no legal proceeding to which the Company is a party which, in the opinion of management, will have a material adverse effect upon the Company's financial condition and results of operations. The Company takes steps to attempt to disclaim its liability for personal injury and property damage claims by printing disclaimers on its ticket stubs and by placing warning signs in the facilities it owns or operates. The Company also carries liability insurance that management believes meets industry standards; however, there can be no assurance that any future legal proceedings (including any related judgments, settlements, or costs) will not have a material adverse effect on the Company's financial condition and results of operations.

     The Company purchases comprehensive liability insurance covering parking facilities owned, leased, and managed by the Company. Such comprehensive liability insurance coverage is in the amount of $1.0 million per occurrence and $1.0 million in the aggregate per facility. In addition, the Company purchases group insurance with respect to all Company employees, whether such persons are employed at owned, leased, or managed facilities. Because of the size of the operations covered, the Company purchases these policies at prices that, management believes, represent a discount to the prices that would be charged to parking facility owners on a stand-alone basis. Pursuant to its management contracts, the Company charges its customers for insurance at rates it believes approximate market rates based upon its review of the applicable market. In each case, the Company's clients have the option of purchasing their own policies, provided the Company is named as an additional insured; however, because the Company's fees for insurance are generally competitive with market rates, the Company's clients have historically chosen to pay the Company's insurance fees. A reduction in the number of clients that purchase insurance through the Company, however, could have a material adverse effect on the operating earnings of the Company. In addition, although the Company's cost of insurance has not fluctuated significantly in recent years, a material increase in insurance costs due to increased claims experienced by the Company could adversely affect the profit associated with insurance charges pursuant to management contracts and could have a material adverse effect on the operating earnings of the Company.

REGULATION

     The Company's business is not substantially affected by direct governmental regulation, although parking facilities are sometimes directly regulated by both municipal and state authorities. The facilities in New York City are, for example, subject to certain governmental restrictions concerning numbers of cars, pricing, and certain prohibited practices. The Company is also affected by laws and regulations (such as zoning ordinances) that are common to any business that owns real estate and by regulations (such as labor and tax laws) that affect companies with a large number of employees. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit, including, for example, a Los Angeles, California law prohibiting employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact the Company's business.

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, the Company may be potentially liable for such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it or any of its owned or operated parking facilities, there can be no assurance that a material environmental claim will not be asserted against the Company or against its owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on the Company's financial condition or results of operations.

     Various other governmental regulations affect the Company's operation of parking facilities, both directly and indirectly, including the ADA. Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. For example, the ADA requires parking facilities to include handicapped spaces, headroom for wheelchair vans, attendants' booths that accommodate wheelchairs, and elevators that are operable by disabled persons. Management believes that the parking facilities the Company owns and operates are in substantial compliance with these requirements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of the date of this Prospectus.

NAME                                        AGE              POSITION WITH THE COMPANY
----                                        ---              -------------------------
Monroe J. Carell, Jr......................  66     Chairman of the Board, Chief Executive Officer
James H. Bond.............................  55     President, Chief Operating Officer, Director
Stephen A. Tisdell........................  46     Chief Financial Officer
Emanual J. Eads...........................  46     Senior Vice President
Jeff L. Wolfe.............................  38     Senior Vice President
Alan J. Kahn..............................  37     Senior Vice President -- European Operations
Greg Susick...............................  38     Senior Vice President
William R. Porter.........................  43     Senior Vice President
Mark Pratt................................  36     Senior Vice President
Andrew M. Paalborg........................  42     Vice President -- General Counsel, Secretary
Alfonso N. Cornish........................  45     Vice President -- Human Resources
John W. Eakin(1)(2).......................  43     Director
Edward G. Nelson(1).......................  66     Director
William C. O'Neil, Jr.(2).................  63     Director
P.E. Sadler(1)............................  61     Director
Cecil Conlee(2)...........................  61     Director
Lowell Harwood............................  68     Director

---------------

(1) Member of Audit Committee
(2) Member of Compensation Committee

     All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers serve at the discretion of the Board of Directors.

     Monroe J. Carell, Jr. has served as Chief Executive Officer and Chairman of the Board of Directors of the Company for over 18 years. Mr. Carell has also served as a trustee of Vanderbilt University in Nashville, Tennessee, since 1991 and is a member of the Board of Trust of the Urban Land Institute. Mr. Carell is also a member of the Board of Directors of Prison Realty Trust, a publicly held real estate investment trust, and Vanderbilt University Medical Center.

     James H. Bond has been employed by the Company since 1971 in various positions including general manager and regional manager. He has served as President, Chief Operating Officer, and a member of the Board of Directors of the Company since October 1990.

     Stephen A. Tisdell has served as Chief Financial Officer of the Company since February 1993. From May 1992 to February 1993 he was President and owner of Tisdell Consulting, an independent financial consulting company. Mr. Tisdell served as Executive Vice President, Treasurer, and Secretary of Maison Blanche, Inc., a retail clothing company from June 1991 until May 1992. From February 1987 until June 1991, he served as Group Vice President -- Finance and Chief Accounting Officer of Service Merchandise Corporation, a nationwide retail goods company.

     Emanuel J. Eads has served as a Senior Vice President of the Company since 1985 and served in various other positions with the Company, including general manager and regional manager, since 1974.

     Jeff L. Wolfe has served as a Senior Vice President of the Company since May 1994 and has served in various other positions with the Company, including general manager and regional manager, since 1988.

     Alan J. Kahn has served as Senior Vice President -- European Operations since April 1996 and has served in various other positions with the Company, including general manager and regional manager, since 1988.

     Greg Susick has served as Senior Vice President since 1996 and has served in various other positions with the Company, including general manager and regional manager, since 1989.

     William R. Porter has served as Senior Vice President -- Acquisitions since November 1996. From 1991 to 1996, Mr. Porter served as Executive Vice
President -- Marketing for Ace Parking, a parking management company.

     Mark Pratt has served as Senior Vice President since May 1997 and has served in various other positions with the Company, including general and regional manager, since 1984.

     Andrew M. Paalborg has served as Vice President -- General Counsel and Secretary of the Company since February 1998. Mr. Paalborg previously served as Vice President -- General Counsel and Secretary of WorldCorp, Inc., a NYSE-listed holding company, from 1989 to February 1998. Prior to then, Mr. Paalborg was associated with the law firm Hogan & Hartson, Washington, D.C.

     Al Cornish has served as Vice President of Human Resources since December 1996. From 1994 to 1996, Mr. Cornish served as Director of Human Resource Development for Roy Rogers Restaurants, a division of Hardee's Food Systems, Inc. From 1993 to 1994, he served as the Director of Human Resources -- Mid Atlantic Region for Automatic Data Processing, Inc., a payroll service and processing company. From 1982 to 1992, he served as Director of Operations for Southland Corporation, a convenience store operation company.

     John W. Eakin has served as a director of the Company since August 1993. Mr. Eakin has been President of Eakin-Smith, Inc., a real estate development and management company, since September 1987. In April 1996, Mr. Eakin merged his company with Highwoods Properties, Inc., an office and industrial real estate investment trust. Mr. Eakin serves as a director of Highwoods Properties, Inc. and has served on the advisory board of First American Bank since 1994. Mr. Eakins is also a member of the Board of Directors of Prison Realty Trust.

     Edward G. Nelson has served as a director of the Company since August 1993. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1985, and has served as the President and Chairman of the Board of such firm since its organization. Mr. Nelson serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ClinTrials Research Inc., a clinical research organization; and Berlitz International, Inc., a language services company. Mr. Nelson also serves as a trustee of Vanderbilt University.

     William C. O'Neil, Jr. has served as a director of the Company since August 1993. Mr. O'Neil has served as Chairman of the Board, President, and Chief Executive Officer of ClinTrials Research Inc., a clinical research organization, since September 1989. Mr. O'Neil serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ATRIX Laboratories, Inc., a drug delivery company; Sigma Aldrich Chemical Company, a manufacturer of research chemicals; and American HealthCorp., Inc., a specialty healthcare service company.

     P.E. Sadler has served as a director of the Company since 1996. Mr. Sadler is the Chairman of the Board of ActaMed Corporation, a healthcare technology company that he founded in 1992. In 1979, Mr. Sadler founded MicroBilt Corporation and served as its Chairman and Chief Executive Officer. After MicroBilt was acquired by First Financial Management Corporation in 1989, Mr. Sadler remained as Chairman and Chief Executive Officer until 1991.

     Cecil Conlee has served as a director of the Company since 1996. Mr. Conlee has served as Chairman of the Board and Chief Executive Officer of CGR Investors, a real estate investment and portfolio management services company, since 1989. Mr. Conlee serves on the Board of Directors of Oxford Industries, Inc., a clothing manufacturer, and Rodamco, N.V., a real estate investment company. Mr. Conlee also serves as a trustee of Cornerstone Properties, Inc., International Council of Shopping Centers and Vanderbilt University. Mr. Conlee is a member and past trustee of the Urban Land Institute, a director of Central Atlanta Progress, and The Southern Center for International Studies.

     Lowell Harwood has served as a director of the Company since June 1997. Mr. Harwood served as Chairman of the Board and Chief Executive Officer of Square from 1968 until its acquisition by the Company in January 1997. Mr. Harwood is past President of the Metropolitan Parking Association of New York and a former Treasurer of the National Parking Association. Mr. Harwood also serves as a Trustee of Kean University and a member of the Foundation Board of Trustees of Christ Hospital.

FUTURE BOARD EXPANSION

     In connection with the Kinney Acquisition, the Company has agreed to use its best efforts to cause Lewis Katz, the former chief executive officer of Kinney, to be elected to the Company's Board of Directors. The Company anticipates that the Company's Board will vote to increase the number of directors by one and elect Mr. Katz as a director.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of the Common Stock, as of the date hereof, and as adjusted to reflect the sale of shares offered hereby of (i) each Selling Shareholder, (ii) each person known to the Company to beneficially own more than 5% of the Common Stock, (iii) each director of the Company, (iv) the Company's Chief Executive Officer and the four other most highly compensated executive officers, and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares of Common Stock shown as beneficially owned by them.

                                            SHARES BENEFICIALLY
                                                   OWNED              SHARES TO       SHARES BENEFICIALLY
                                         PRIOR TO THE OFFERING(1)      BE SOLD     OWNED AFTER THE OFFERING
                                         -------------------------     IN THE      -------------------------
                                            NUMBER        PERCENT     OFFERING        NUMBER        PERCENT
                                         ------------    ---------    ---------    ------------    ---------
Monroe J. Carell, Jr.(2)(3)............   11,188,523       41.1%       325,000      10,863,523       37.3%
The Carell Children's Trust(4).........    7,467,572       27.4        300,000       7,167,572       24.6
Monroe Carell, Jr. Foundation(5).......      199,999        *           50,000         149,999        *
Monroe Carell, Jr. 1994 Grantor
  Retained Annuity Trust(2)(6).........    1,720,877        6.3             --       1,720,877        5.9
Kathryn Carell Brown Foundation(7).....       45,000        *           25,000          20,000        *
Edith Carell Johnson Foundation(8).....       45,000        *           25,000          20,000        *
Julia Carell Stadler Foundation(9).....       45,000        *           25,000          20,000        *
James H. Bond(10)......................      317,529        1.2             --         317,529        1.1
Emanuel J. Eads(11)....................       25,155        *               --          25,155        *
Jeff L. Wolfe(12)......................       23,580        *               --          23,580        *
Alan J. Kahn(13).......................       14,985        *               --          14,985        *
Cecil Conlee(14).......................       17,148        *               --          17,148        *
John W. Eakin(15)......................       21,402        *               --          21,402        *
Edward G. Nelson(16)...................       24,777        *               --          24,777        *
William C. O'Neil, Jr.(15).............       27,027        *               --          27,027        *
P.E. Sadler(17)........................       19,871        *               --          19,871        *
Lowell Harwood(18).....................       18,777        *               --          18,777        *
                                                                       -------
          Total........................                                750,000
                                                                       =======
  All directors and executive officers
     as a group (18 persons)(19).......   11,774,475       42.6%                    11,399,475       38.6%
                                          ==========                                ==========

---------------

   * Indicates less than 1%

 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of the Offering that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
 (2) Address: 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.
 (3) Includes 13,241 shares held in the Company's Deferred Unit Plan, which Plan contains a power of attorney pursuant to which Mr. Carell votes such shares, options to purchase 9,413 shares granted pursuant to the Key Personnel Plan, 1,850,899 shares held by two trusts with respect to which Mr. Carell is trustee and is entitled to an annuity and 199,999 shares held by the Monroe Carell, Jr. Foundation. See footnotes 5 and 6. Excludes 7,467,572 shares held by The Carell Children's Trust and 93,030 shares held by trusts benefitting Mr. Carell's grandchildren, with respect to which Mr. Carell disclaims beneficial ownership.

 (4) The Carell Children's Trust is a trust created by Mr. Carell in 1987 for the benefit of his children, the trustee of which is Equitable Trust Company, 800 Nashville City Center, 511 Union, Nashville, Tennessee 37219.
 (5) The Monroe Carell, Jr. Foundation is a charitable private foundation of which Mr. Carell is president and a director.
 (6) The Monroe Carell, Jr. 1995 Grantor Retained Annuity Trust and The Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust are trusts created in 1995 and 1994 respectively, of which Mr. Carell is trustee and from which Mr. Carell is entitled to an annuity until September 1999 with the remainder passing to his children.
 (7) The Kathryn Carell Brown Foundation is a private foundation established by Mrs. Brown in 1996. Mrs. Brown serves as the Foundation's trustee. Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
 (8) The Edith Carell Johnson Foundation is a private foundation established by Mrs. Johnson in 1996. Mrs. Johnson serves as the Foundation's trustee.
     Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
 (9) The Julia Carell Stadler Foundation is a private foundation established by Mrs. Stadler in 1996. Mrs. Stadler serves as the Foundation's trustee.
     Address: c/o Equitable Trust Company, 800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219.
(10) Includes 267,750 shares of restricted stock granted in connection with Mr. Bond's Performance Agreement, 2,250 shares held by his spouse, 1,125 shares held by the Emily Bond Trust of which Mrs. Bond is trustee, and options to purchase 22,500 shares of Common Stock.
(11) Includes options to purchase 16,875 shares of Common Stock.
(12) Includes options to purchase 16,875 shares of Common Stock, 2,250 shares held by Mr. Wolfe's spouse, and 2,250 shares held by the Patricia Wolfe Children's Trust of which Mr. Wolfe is trustee, and for which Mr. Wolfe disclaims beneficial ownership.
(13) Includes options to purchase 12,375 shares of Common Stock.
(14) Includes 1,397 shares of restricted stock granted in lieu of director compensation pursuant to the Company's Restricted Stock Plan and options to purchase 15,750 shares of Common Stock.
(15) Includes options to purchase 15,750 shares of Common Stock.
(16) Includes 4,500 shares held by Mr. Nelson's spouse, of which Mr. Nelson disclaims beneficial ownership, and options to purchase 15,750 shares of Common Stock.
(17) Includes 1,120 shares of restricted stock granted in lieu of director compensation pursuant to the Company's Restricted Stock Plan and options to purchase 15,750 shares of Common Stock granted pursuant to the Director Stock Option Plan.
(18) Includes options to purchase 11,250 shares of Common Stock.
(19) Includes options to purchase 168,038 shares of the Company's Common Stock, 271,873 shares of restricted stock and 13,241 shares held in the Company's Deferred Unit Plan.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock currently consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of serial Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of March 11, 1998, there were (i) 27,208,601 shares of Common Stock issued and outstanding, including 271,873 shares subject to further vesting pursuant to restricted stock agreements, (ii) 807,948 shares of Common Stock reserved for issuance upon exercise of outstanding options, and (iii) no shares of Preferred Stock outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted on by the shareholders. The Charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of all issues put to a vote of the shareholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of the Common Stock. All shares of the Common Stock outstanding upon consummation of the Offering will be validly issued, fully paid, and nonassessable. The shares of Common Stock have the following rights, subject, in each case, to the rights of the holders of any outstanding Preferred
Stock: (i) to receive dividends, if any, as may be declared and paid from time to time by the Board of Directors, in its discretion, from funds legally available therefore; and (ii) upon liquidation, dissolution, or winding up of the Company, to receive pro rata all assets remaining available for distribution.

PREFERRED STOCK

     The Company's Board of Directors may authorize, without further action by the Company's shareholders, the issuance of up to 1,000,000 shares of Preferred Stock in one or more series, and may fix by resolution, to the extent permitted by the Tennessee Business Corporation Act, the terms and rights of each such series, including the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The issuance of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock could also, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer, or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the shareholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in the best interests of the Company or in which shareholders might receive a premium for their stock over the then prevailing market price.

                DESCRIPTION OF CONVERTIBLE PREFERRED SECURITIES

     The descriptions under this caption of the Convertible Preferred Securities, the Convertible Debentures, and other instruments are being provided for informational purposes only. Nothing herein should be understood to constitute an offer to sell or the solicitation of an offer to buy Convertible Preferred Securities. Such securities will be offered and sold in reliance on an exemption from registration under the Securities Act.

     Upon the completion of the Private Placement, it is currently contemplated that there will be 4,000,000 shares of Convertible Preferred Securities outstanding. Each Convertible Preferred Security is convertible, at the option of the holder thereof, into shares of the Company's Common Stock at a conversion rate of 0.4545 shares of Common Stock (equivalent to $55.00 per share of Common Stock), subject to adjustment in certain circumstances. The Trust will use the proceeds from the Private Placement to purchase the Convertible Debentures of the Company.

     Holders of the Convertible Preferred Securities will be entitled to receive cumulative cash distributions at an annual rate of 5.25% of the liquidation amount of $25 per share, accruing from the date of original issuance and payable quarterly in arrears on each January 1, April 1, July 1, and October 1, commencing July 1, 1998. The distribution rate and the distribution payment dates and other payment dates for the Convertible Preferred Securities correspond to the interest rate and interest payment dates and other payment dates for the Convertible Debentures, which are the sole assets of the Trust. The payment of distributions out of moneys held by the Trust and payments on liquidation of the Trust or the redemption of Convertible Preferred

Securities, as described below, are guaranteed (the "Guarantee") by the Company to the extent the Trust has funds available therefor. The Guarantee, when taken together with the Company's obligations under the indenture pursuant to which the Convertible Debentures are issued and its obligations under the Trust Agreement, including its obligations to pay costs, expenses, debts, and liabilities of the Trust (other than with respect to the Trust Securities), provide a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. The Company's obligations under the Guarantee rank (i) subordinate and junior to all other liabilities of the Company except any liabilities that may be pari passu expressly by their terms, (ii) pari passu with the most senior preferred stock issued from time to time by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock or any preferred securities of any affiliate of the Company, and (iii) senior to the Common Stock.

     The ability of the Trust to pay distributions on the Convertible Preferred Securities is solely dependent on its receipt of interest payments from the Company on the Convertible Debentures. The Company has the right to defer payments of interest on the Convertible Debentures at any time for up to 20 consecutive quarters (as so deferred, an "Extension Period") but not beyond the maturity of the Convertible Debentures. If interest payments are so deferred, distributions on the Convertible Preferred Securities also will be deferred and no dividends can be paid during any Extension Period by the Company with respect to the Common Stock. During any Extension Period, distributions will accrue with interest (to the extent permitted by applicable law) at a rate of 5.25% per annum compounded quarterly. If a holder of Convertible Preferred Securities converts into Common Stock during any Extension Period, the holder will not receive any cash related to the deferred distributions. There could be multiple Extension Periods of varying lengths throughout the term of the Convertible Debentures (but distributions would continue to accumulate quarterly and accrue interest until the end of any such Extension Period).

     The Convertible Debentures are redeemable by the Company, in whole or in part, from time to time, on or after April 3, 2001 at the redemption prices set forth in the indenture. If the Company redeems Convertible Debentures, the Trust must redeem the outstanding Trust Securities on a pro rata basis having an aggregate liquidation amount equal to the aggregate principal amount of the Convertible Debentures so redeemed at a redemption price corresponding to the redemption price of the Convertible Debentures plus accrued and unpaid distributions thereon to the date fixed for redemption. The Convertible Preferred Securities will be redeemed upon maturity of the Convertible Debentures. In addition, the Trust will be dissolved upon the occurrence of certain events arising from a change in law or a change in legal interpretation regarding tax or investment company matters, unless the Convertible Debentures are redeemed. Upon dissolution of the Trust, the Convertible Debentures, if not redeemed, will be distributed to the holders of the Convertible Preferred Securities and Common Securities, on a pro rata basis, in lieu of any cash distribution. In the event of the liquidation, winding up or termination of the Trust, the holders of the Convertible Preferred Securities will be entitled to receive for each Convertible Preferred Security a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment, unless, in connection with such dissolution, Convertible Debentures are distributed to the holders of the Convertible Preferred Securities.

     Except under limited circumstances, holders of the Convertible Preferred Securities will have no voting rights.

     The Company and the Trust will enter into a registration rights agreement (the "Registration Rights Agreement") for the benefit of the holders of the Convertible Preferred Securities pursuant to which the Company and the Trust will, at the Company's expense, (i) file with the Securities and Exchange Commission (the "Commission") within 60 days after closing the Private Placement a registration statement covering resales of, among other securities, the Convertible Preferred Securities and the Common Stock issuable upon conversion of the Convertible Preferred Securities, (ii) use their best efforts to cause the registration statements to be declared effective by the Commission within 150 days after closing the Private Placement, and (iii) use their best efforts to keep the registration statement effective until, except in certain circumstances, two years after the date it is declared effective. A failure by the Company and the Trust to comply with the provisions of the Registration Rights Agreement would cause additional interest of 0.25% to 0.50% to accrue with respect to the Convertible Debentures and an equivalent increase in the distribution rate with respect to the Convertible Preferred Securities.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., Bear, Stearns & Co. Inc., William Blair & Company, L.L.C., NationsBanc Montgomery Securities LLC and SunTrust Equitable Securities, as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
NAME OF UNDERWRITER                                           OF SHARES
-------------------                                           ---------
J.C. Bradford & Co. ........................................    525,000
Bear, Stearns & Co. Inc. ...................................    525,000
William Blair & Company, L.L.C. ............................    525,000
NationsBanc Montgomery Securities LLC.......................    525,000
SunTrust Equitable Securities...............................    525,000
                                                              ---------
          Total.............................................  2,625,000
                                                              =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.15 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the Offering, to purchase up to 262,500 shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the shares are being offered.

     Subject to applicable limitations, the Underwriters, in connection with the Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain, or otherwise affect the price of the Common Stock, which might be higher than the price that otherwise might prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the Offering.

     The Company, its executive officers and directors, and the Selling Shareholders have agreed that they will not, except in limited circumstances, without the prior written consent of J.C. Bradford & Co. and Bear Stearns & Co. Inc., issue, sell, transfer, assign, or otherwise dispose of any of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

     J.C. Bradford has from time to time provided investment banking and financial advisory services to the Company. Affiliates of NationsBanc Montgomery Securities LLC and SunTrust Equitable Securities are lenders under the New Credit Facility. Because more than 10% of the net proceeds from this Offering may be deemed, under the NASD Conduct Rules, to be paid to these affiliates because of repayments by the Company of amounts outstanding under the New Credit Facility, the Offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules, which provides for an exemption to conflicts-of-interest prohibitions for offerings of securities that are subject to bona fide independent markets.

     Each of the Underwriters is also acting as an initial purchaser and placement agent in the Private Placement.

                                    EXPERTS

     The consolidated financial statements of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Kinney System Holding Corp. and its subsidiaries as of September 30, 1997 and for the nine month period then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Kinney System Holding Corp. and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of David Berdon & Co. LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Certain legal matters related to the Offering will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in the Prospectus as to any contracts, agreements, or other documents filed as an exhibit to, or incorporated by reference in, the Registration Statement are qualified in all respects to the copy of such contract, agreement, or other document filed as an exhibit or incorporated by reference in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Copies of the Registration Statement (with exhibits), as well as such reports, proxy statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Common Stock is listed on the NYSE and reports, proxy material, and other information concerning the Company may be inspected at the offices of the NYSE, Operations, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997;

          (3) The Company's Current Report on Form 8-K filed February 17, 1998 relating to the Kinney Acquisition;

          (4) The Company's Current Report on Form 8-K filed February 20, 1998 relating to the Private Placement; and

          (5) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 15, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices, Attention: Investor Relations Department, Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, telephone number 615-297-4255.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividend Policy.....................   11
Capitalization........................   13
Unaudited Pro Forma Consolidated
  Financial Information...............   14
Selected Historical and Pro Forma
  Financial Data......................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   33
Management............................   43
Principal and Selling Shareholders....   46
Description of Capital Stock..........   48
Description of Convertible Preferred
  Securities..........................   48
Underwriting..........................   50
Experts...............................   51
Legal Matters.........................   51
Available Information.................   51
Information Incorporated by
  Reference...........................   52

             ======================================================
             ======================================================
                                2,625,000 SHARES

                             [CENTRAL PARKING LOGO]
                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------

     [J.C. BRADFORD & CO. BEAR, STEARNS & CO. INC. WILLIAM BLAIR & COMPANY
      NATIONSBANC MONTGOMERY SECURITIES LLC SUNTRUST EQUITABLE SECURITIES]
                                 MARCH 13, 1998
             ======================================================